MONARCH
CASINO & RESORT, INC.



Annual Report 2005

New at Atlantis Casino Resort Spa



Neon Gaming Tables & Luxury Upholstered Chairs



Recarpeted Concierge Lounge



Five New Paradise Suites



New State-Of-The-Art Jacuzzi® Whirpool Baths

MONARCH CASINO & RESORT, INC.

Company Highlights

FINANCIAL INFORMATION (Dollars in thousands, except per share amounts)	**2005**	2004	2003	2002	2001
Casino Revenues	**$94,501**	$84,132	$74,956	$70,773	$64,908
Net Revenues	**139,785**	129,457	115,951	111,038	104,516
EBITDA*	**41,448**	35,902	28,007	27,516	24,217
Income from Operations	**33,069**	26,274	17,209	17,196	14,132
Net Income	**21,035**	16,526	9,606	8,603	4,602
Per Share					
Net Income Diluted	**$1.10**	$0.88	$0.51	$0.45	$0.25
Weighted Average Common Shares Outstanding-Diluted	**19,094**	18,815	18,824	19,042	18,960
Total Assets	**$117,670**	$118,339	$115,877	$117,480	$121,064
Long-Term Debt	**8,100**	32,400	47,185	52,000	64,237
Stockholders' Equity	**87,559**	65,763	48,723	40,301	31,430

*EBITDA consists of income from operations plus depreciation and amortization.


NET REVENUES
(in thousands)
139,785
129,457
115,951
111,038
104,516
2005
2004
2003
2002
2001


EBITDA*
(in thousands)
41,448
35,902
28,007
27,516
24,217
2005
2004
2003
2002
2001


NET INCOME (LOSS)
(in thousands)
21,035
16,526
9,606
8,603
4,602
2005
2004
2003
2002
2001

TABLE OF CONTENTS

To Our Stockholders:

2005 was another banner year for Monarch, during which we set new records in terms of financial results. I believe that our success was attributable to a number of factors, including the strong northern Nevada economy, our continued renewal and upgrading of the Atlantis property and product, our expanding and loyal guest base, and of course, the fine job done by our entire team.

During 2005 our desire and ability to grow was demonstrated in many ways: On March 31, 2005, we effected a 2-for-1 stock split, and in the twelve months following, our shareholders have been rewarded with a substantial increase in the price of our common stock. Over the year we invested approximately $6.1 million in capital expenditures in order to make sure that the Atlantis remains a fresh, modern, and competitive destination resort. We are also close to completing our plans for the next phase of expansion at the Atlantis, and I am looking forward to the opportunity to share details of those plans with you at our Annual Stockholders Meeting.

Additionally, in our efforts to expand our gaming holdings, we applied for a zoning change for a parcel of land located in South Reno which we believed would have been an excellent location for a new hotel casino resort. Unfortunately, the City of Reno denied the zoning change request. Later in the year we seriously pursued an opportunity to acquire the Fitzgerald's hotel casino in downtown Reno, but ultimately legal complications prevented us from consummating the transaction under the terms which originally made the deal attractive and we declined to pursue further. Each of these endeavors clearly demonstrates our Board's commitment to growth and diversification. I can assure you that we will remain vigilant in our search for the right opportunity to expand our holdings beyond the Atlantis Casino Resort Spa.

I look forward to seeing you at our Annual Meeting on May 23, 2006, commencing at 10:00 a.m.

JOHN FARAHI

Co-chairman & CEO

April 3, 2006

OUR BUSINESS

Monarch Casino & Resort, Inc. (the "Company" or "we"), through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Unless otherwise indicated, "Monarch" or the "Company" refers to Monarch Casino & Resort, Inc. and its Golden Road subsidiary. Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis. Our principal executive offices are located at 1175 West Moana Lane, Suite 200, Reno, Nevada 89509, telephone (775) 825-3355.

Available Information

Our website address is www.monarchcasino.com. We make available free of charge on or through our Internet website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

The Atlantis Casino Resort

Through our Golden Road subsidiary, we own and operate the tropically-themed Atlantis Casino Resort, which is located approximately three miles south of downtown in the generally more affluent and rapidly growing south area of Reno, Nevada. The Atlantis features approximately 51,000 square feet of casino space interspersed with waterfalls, giant artificial palm trees, thatched-roof huts, and other tropical decor; a hotel and a motor lodge with 975 guest rooms; nine food outlets; an enclosed year-round pool with waterfall; an outdoor pool; a health spa; two retail outlets offering clothing and traditional gift shop merchandise; a full service salon for men and women; an 8,000 square-foot family entertainment center; and approximately 25,000 square feet of banquet, convention and meeting room space.

The Reno-Sparks Convention Center is located across the street from the Atlantis, the only hotel-casino within easy walking distance. The Reno-Sparks Convention Center offers approximately 570,000 square feet of exhibition, meeting room, ballroom, and lobby space.

Atlantis Casino

The Atlantis casino offers approximately 1,450 slot and video poker machines; approximately 38 table games, including blackjack, craps, roulette and others; a sports book (which is operated by an unaffiliated party pursuant to a lease arrangement with us); Keno; and a poker room.

The following table summarizes the components of our casino revenues for the periods shown:

	Years ended December 31,		
	2005	2004	2003
Slot & video poker	81.7%	79.7%	78.2%
Table games	15.5%	17.5%	18.8%
Keno, poker room and sports book rent	2.8%	2.8%	3.0%

The Atlantis offers what we believe are higher than average payout rates on slot machines relative to other northern Nevada casinos and has adopted liberal rules for its blackjack games, including the use of single decks of cards at some tables and allowing players to "double down" on the first two cards. We seek to attract high-end players through high quality amenities and services and by extension of gaming credit after a careful credit history evaluation.

Hotel and Motor Lodge

The Atlantis includes three contiguous high-rise hotel towers with 826 rooms and suites, and a low-rise motor lodge with another 149 rooms, for a total of 975 guest rooms. The first of the three hotel towers, which was completed in April 1991, contains 160 rooms and suites in 13 stories. The 19-story second hotel tower was completed in September 1994 and underwent a $3.8 million complete interior renovation that was completed in March 2004. As part of the renovation, certain suites were expanded and, as a result, five regular hotel rooms were eliminated. The second hotel tower now contains 278 rooms and suites from 283 rooms and suites prior to the renovation. The third tower was completed in June 1999 and contains 388 rooms and suites in 28 stories. The rooms on the top seven floors in the newest tower are nearly 20% larger than the standard guest rooms and offer private elevator access, upscale accommodations, and a private concierge service.

The Atlantis hotel rooms feature upbeat, colorful interior decorations and furnishings consistent with the Atlantis' tropical theme, as well as nine-foot ceilings (most standard hotel rooms have eight-foot ceilings), which create an open and spacious feel. The newest hotel tower features a four-story waterfall with an adjacent year-round swimming pool in a climate controlled, five-story glass enclosure, which shares an outdoor third floor pool deck with a seasonal outdoor swimming pool and whirlpool. A full service salon (the "Salon at Atlantis") overlooks the third floor sundeck and outdoor seasonal swimming pool and offers products and treatments for hair, nails, skincare and body services for both men and women. A health spa is located adjacent to the swimming areas. The hotel also features glass elevators rising the full 19 and 28 stories, respectively, of the two taller hotel towers, providing panoramic views of the Reno area and the Sierra Nevadas, a mountain range separating Nevada from California.

The 149-room motor lodge is a two-story structure located adjacent to the hotel. The motor lodge rooms, which are also decorated and furnished in a manner consistent with the Atlantis' tropical theme, are smaller than the tower hotel rooms and have standard eight-foot ceilings. We believe the motor lodge rooms appeal to value conscious travelers who still want to enjoy the experience and amenities of a first-class hotel-casino resort.

The average occupancy rate and average daily room rate at the Atlantis for the following periods were:

	Years ended December 31,		
	2005	2004	2003
Occupancy rate	93.0%	93.6%	92.3%
Average daily room rate	$63.24	$64.16	$57.82

We continually monitor and adjust hotel room rates based upon demand and other competitive factors. Our Average Daily Room Rate ("ADR") has also been impacted by rooms sold at discounted rates to select wholesale operators for tour and travel packages. The decreases in ADR and occupancy in 2005 compared to 2004 were due to fewer conventions at the adjacent Reno-Sparks Convention Center and the fact that Reno did not host a major bowling tournament in 2005. Conventions typically draw higher room rates.

Restaurants and Dining

The Atlantis has seven restaurants, one snack bar, and one gourmet coffee bar, as described below.

- The 600-seat Toucan Charlie's Buffet & Grill, which offers a wide variety of standard hot food selections, salads and seafood; specialty substations featuring made-to-order items such as Mongolian barbecue, fresh Southwest and Asian specialties, meats roasted in wood-fired rotisserie ovens, two salad stations, and a wide variety of freshly made desserts.
- The 135-seat, aquatic-themed Atlantis Seafood Steakhouse gourmet restaurant.
- The 200-seat, upscale MonteVigna Italian Ristorante, featuring a centrally located wine cellar.
- The Oyster Bar restaurant in the Sky Terrace offering fresh seafood, soups and bisques made to order.
- The Sushi Bar, also in the Sky Terrace, offering a variety of fresh raw and cooked sushi specialties, including all-you-can-eat lunch and dinner menus. Combined, the Oyster Bar and Sushi Bar can accommodate up to 139 guests.
- The 178-seat 24-hour Purple Parrot coffee shop.
- The 122-seat Cafe Alfresco restaurant serving pizzas prepared in a wood-fired, brick oven.
- A gourmet coffee bar, offering specialty coffee drinks and pastries and desserts made fresh daily in the Atlantis bakery.
- A snack bar and soda fountain serving ice cream and arcade-style refreshments.

The Sky Terrace

The Sky Terrace is a unique structure with a diamond-shaped, blue glass body suspended approximately 55 feet above street level and spanning 160 feet across South Virginia Street. The Sky Terrace connects the Atlantis with additional parking on a 16-acre site owned by us across South Virginia Street from the Atlantis. The structure rests at each end on two 100-foot tall Grecian columns with no intermediate support pillars. The tropically-themed interior of the Sky Terrace contains the Oyster Bar, a video poker bar, banks of slot machines, a lounge area with oversized leather sofas and chairs and the Sushi Bar.

Operations at the Atlantis are conducted 24 hours a day, every day of the year. The Atlantis' business is moderately seasonal in nature, with higher revenues during the summer months and lower revenues during the winter months.

Atlantis Improvements

We have continuously invested in upgrading the Atlantis. Our capital expenditures at the Atlantis were $6.1 million in 2005, $9.7 million in 2004, and $8.4 million in 2003. A summary of capital expenditures for the last three years is as follows (in millions):

	2005	2004	2003
Cash acquisitions of property and equipment	$6.1	$9.1	$8.0
Property and equipment acquired through trade payables	-	-	-
Financed purchases of property and equipment	-	0.6	0.4
Total capital expenditures	$6.1	$9.7	$8.4

During 2005, capital expenditures at the Atlantis consisted primarily of the replacement of and upgrade to its ventilation and cooling system, acquisition of gaming and computer systems equipment, and continued renovations to the facility. During 2004, capital expenditures consisted primarily of renovations to our second tower hotel rooms and suites, the installation of a new slot player tracking system, $1.35 million in leased driveway improvements and continued acquisitions of and upgrades to gaming equipment. During 2003, capital expenditures consisted primarily of the construction and opening of the Sushi Bar and the Salon at Atlantis, renovations to the second hotel tower, and continued acquisitions of and upgrades to gaming equipment.

In 2004, we constructed a driveway that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center (the "Shopping Center") that is owned and controlled by affiliates of our controlling stockholders. A new traffic signal was erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we are leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. We also use part of the common area of the Shopping Center and pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. We use the leased space for pedestrian and vehicle access to the Atlantis, and we have use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. The project was completed, the driveway was put into use and we began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time (see "Property and Equipment" in Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies"). We remain committed to implementing renovations and upgrades and will consider all capital expenditure projects proposed by our executive officers and key employees.

Expansion Potential

Our expansion potential at the current site is twofold. First, we could expand our existing hotel and casino, thereby giving us more hotel rooms, amenities and more room for additional slot machines. Second, we could expand by developing the 16-acre parcel that we own across the street from the Atlantis. This site is connected to the Atlantis by the Sky Terrace and is currently used for parking and special events related to the Atlantis. Our 16-acre parcel meets all current Reno zoning requirements in the event we decide to build another resort casino or entertainment facility.

On January 3, 2006, through our wholly-owned subsidiary, Golden Town, Inc., we entered into agreements, dated as of January 1, 2006, to acquire 100% of the equity interest of LLH Gaming, Inc. and its affiliates (collectively, "LLH"). LLH was the party to a Purchase and Sale Agreement for the purchase by LLH of the Fitzgerald's Reno Casino Hotel located in downtown, Reno, Nevada ("Fitzgerald's Reno"). We intended to cause LLH to complete the purchase of Fitzgerald's Reno at an estimated cost of $11,000,000 plus additional transaction costs. LLH filed for bankruptcy relief under Chapter 11 of the Bankruptcy Code on December 30, 2005. Various parties to the Purchase and Sale Agreement, including LLH, appeared in the U.S. Bankruptcy Court, District of Nevada, on January 9, 2006, in order to clarify whether LLH would be entitled to proceed to close on the Purchase and Sale Agreement and purchase substantially all of the assets of the Fitzgerald's Reno. The United States Bankruptcy Court denied the requested relief to extend the closing date on the Purchase and Sale Agreement to purchase Fitzgerald's Reno. As a result, we ceased our efforts to acquire Fitzgerald's Reno. We expensed in 2005 a charge of approximately $151,000 in gaming development costs related to the potential acquisition.

On September 23, 2003, we entered into an option agreement with an affiliate of our controlling stockholders to purchase property in South Reno for development of a new hotel casino. Through the current property owner, we filed an application with the City of Reno for both master plan and zoning changes for 13 acres of the property. On January 20, 2005, the City of Reno Planning Commission approved the application for zoning change on the property; the Reno City Council would next have to approve the application. On April 13, 2005, the Reno City Council rejected the application for master plan and zoning change. As a result of the City Council's decision, we expensed in 2005 a charge of approximately $289,000 in gaming development costs related to the potential new hotel casino. The option agreement was set to expire on September 15, 2005, and the Company's Board of Directors voted to let the agreement expire on such date without exercising our option to purchase.

Marketing Strategy

Our revenues and operating income are principally dependent on the level of gaming activity at the Atlantis casino. Our predominant marketing goal is to utilize all of the Atlantis facilities to generate additional casino play. Our secondary goal is to maximize revenues from our hotel, restaurants, cocktail lounges, convention and meeting rooms and other amenities.

Our marketing efforts are directed toward three broad consumer groups: Reno area residents, leisure travelers, and conventioneers. We believe the Atlantis' location outside the downtown area, near the airport and across the street from the Reno-Sparks Convention Center makes the facility appealing to all three groups.

RENO AREA RESIDENTS. The Atlantis' proximity to rapidly growing, generally more affluent, south Reno residential areas provides a significant source of middle to upper-middle income gaming customers. We market to Reno area residents (referred to from time to time as "Locals") on the basis of the Atlantis location and accessibility, convenient surface parking, gaming values, ambiance, friendly, efficient service, and quality and relative value of its food and beverage offerings, entertainment, and promotions.

We believe local gaming customers prefer slot and video poker machines to table games, and prefer video poker machines to reel-spinning (or electronically simulated reel-spinning) slot machines. Accordingly, the Atlantis provides a diverse selection of video poker machines. Moreover, we believe that Reno area residents seek out and frequent casinos with higher payout rates on slot and video poker machines and more liberal rules on table games relative to other northern Nevada casinos. We believe the Atlantis offers higher than average payout rates on slot machines, and we have adopted liberal rules for its blackjack games, including the use of single decks of cards at some tables and allowing players to "double down" on the first two cards. We have also implemented "Club Paradise," a frequent player club, to encourage Locals' repeat play at our casino.

LEISURE TRAVELERS. Reno is a popular gaming and vacation destination that enjoys direct freeway access to nearly all major northern California population centers and non-stop air service from most large cities in the western United States, as well as many midwest and southern population centers such as Chicago, Dallas and Atlanta. The principal segments of Reno's leisure traveler market are independent travelers, package tour and travel customers, and high-end players. We attempt to maximize our gaming revenues and hotel occupancy through a balanced marketing approach that addresses each market segment.

Independent travelers make reservations directly with hotels of their choice or through independent travel agents. We believe this market segment is largely comprised of individuals who drive and, to a lesser extent, fly to Reno from a specific region, primarily northern California and the Pacific Northwest. We strive to attract the middle to upper-middle income strata of this consumer segment through advertising and direct marketing in select regions. This segment represents a significant portion of the Atlantis' customers, especially those visiting on weekends.

The package tour and travel segment consists of visitors who utilize travel packages offered by wholesale operators. We market to this segment through relationships with select wholesalers, primarily to generate customer visits and supplement mid-week occupancy.

We welcome direct on-line reservations on the Atlantis' website (http://www.atlantiscasino.com). We are also featured on major package tour and travel websites.

We market to high-end players selectively through direct sales. We utilize complimentary rooms, food and beverage, special events and the extension of gaming credit to attract high-end players.

CONVENTIONEERS. Convention business, like package tour and travel, generates mid-week customer visits and supplements occupancy during low-demand periods. Conventioneers also typically pay higher average room rates than non-conventioneers. We selectively seek convention and meeting groups that we believe will materially enhance the Atlantis' occupancy and daily room rates, as well as those we believe will be more likely to gamble. As the only hotel-casino within easy walking distance of the Reno-Sparks Convention Center, the Atlantis is, in our view, uniquely positioned to capitalize on this expanding segment. We believe the $105 million expansion and remodeling of the Reno-Sparks Convention Center, completed in late July 2002, has created, and we expect will continue to create additional customer traffic for the Atlantis from a market segment that is presently underserved in the Reno area.

We market to all customer segments, including conventioneers, on the basis of the location, quality and ambiance of the Atlantis facility, gaming values, friendly, efficient service, and the quality and relative value of its rooms, food and beverage offerings, entertainment, and promotions.

Our frequent player club, "Club Paradise," allows our customers to be eligible to receive rewards and privileges based on the amount of their play, while allowing us to track their play through a computerized system. We use this information to determine appropriate levels of complimentary awards, and in our direct marketing efforts. We believe that Club Paradise significantly enhances our ability to build customer loyalty and generate repeat customer visits.

Competition

Competition in the Reno area gaming market is intense. Based on information obtained from the December 31, 2005 Gaming Revenue Report published by the Nevada State Gaming Control Board, there are approximately 12 casinos in the Reno area which generate more than $12.0 million each in annual gaming revenues.

We believe that the Atlantis' competition for Locals comes primarily from other large-scale casinos located outside of downtown Reno that offer amenities that appeal to middle to upper-middle income customers, and secondarily with those casinos located in downtown Reno that offer similar amenities. We compete for Locals primarily on the basis of the desirability of our location, the quality and ambiance of the Atlantis facility, friendly, efficient service, the quality and relative value of its food and beverage offerings, entertainment offerings, promotions, and gaming values. We believe the Atlantis' proximity to residential areas in south Reno and its abundant surface parking afford it an advantage over the casinos located in downtown Reno in attracting Locals.

Station Casinos, Inc., a casino operator operating primarily in the Las Vegas market and catering mainly to Locals ("Station"), has acquired three pieces of property in the Reno area and has announced plans to build two casinos, one of which will be located within one mile of our Atlantis Casino Resort. Should Station proceed with its plans, we believe this will create additional competition for us in the Locals, conventioneer and tour and travel markets and could have a material adverse impact on our business. We also believe, however, that such plans could create a new area of concentration for casino properties in the Reno area, which could draw gaming patrons away from downtown Reno toward South Reno where our Atlantis Casino Resort is located and where gaming properties will complement each other due to their proximity to one another.

We believe that the Atlantis' primary competition for leisure travelers comes from other large-scale casinos, including those located in downtown Reno and those located away from downtown Reno, that offer amenities that appeal to middle to upper-middle income customers. We compete for leisure travelers on the basis of the desirability of our location, the quality and ambiance of the Atlantis facility, friendly, efficient service, the quality and relative value of its rooms and food and beverage offerings, entertainment offerings, promotions, and gaming values. We believe that our location away from downtown Reno is appealing to many customers who prefer to avoid the more congested downtown area; however, the Atlantis' location is a disadvantage in that it does not afford us the ability to generate walk-in traffic (except with respect to persons attending events at the Convention Center), which is a significant source of customers for some casinos located in downtown Reno.

We believe that the Atlantis' primary competition for conventioneers comes from other large-scale hotel casinos in the Reno area that actively target the convention market segment, and secondarily from other cities on the U.S. West Coast with large convention facilities and substantial hotel capacity, including Las Vegas. We compete for conventioneers based on the desirability of our location, the quality and ambiance of the Atlantis facility, meeting and banquet rooms designed to appeal to conventions and groups, friendly, efficient service, and the quality and relative value of its rooms and food and beverage offerings. We believe that the Atlantis' proximity to the Reno-Sparks Convention Center affords it a distinct competitive advantage in attracting conventioneers.

The Atlantis also competes for gaming customers with hotel casino operations located in other parts of Nevada, especially Las Vegas and Lake Tahoe, and with hotel casinos, Indian casinos, and riverboat casinos located elsewhere throughout the United States and the world. We believe that the Atlantis also competes to a lesser extent with state-sponsored lotteries, off-track wagering, card parlors, and other forms of legalized gaming, particularly in northern California and the Pacific Northwest.

The constitutional amendment approved by California voters in 1999 allowing the expansion of Indian casinos in California has had an impact on casino revenues in Nevada in general, and many analysts have continued to predict the impact will be more significant on the Reno-Lake Tahoe market. The extent of this continued impact is difficult to predict, but we believe that the impact on us will continue to be mitigated to some extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business, as well as its proximity to the Reno-Sparks Convention Center. However, if other Reno area casinos continue to suffer business losses due to increased pressure from California Indian casinos, they may intensify their marketing efforts to Reno-area residents as well. However, we believe our numerous amenities, such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in our ability to attract Locals which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near San Francisco, one of Reno's key feeder markets. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevadas is hampered. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state that allows the tribes to increase the number of slot machines beyond the previous 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California hopes to sign similar compacts with more Indian tribes.

Employees

As of March 8, 2006, we had approximately 1,850 employees. None of our employees are covered by collective bargaining agreements. We believe that our relationship with our employees is good.

Risk Factors

Our business prospects are subject to various risks and uncertainties that impact our business. You should carefully consider the following discussion of risks, and the other information provided in this annual report. The risks described below are not the only ones facing us. Additional risks that are presently unknown to us or that we currently deem immaterial may also impact our business.

The Gaming Industry is Highly Competitive and Increased Competition Could Have a Material Adverse Effect on Our Future Operations

The gaming industry is highly competitive. As competitive pressures from California Native American casinos increase, other Reno area casinos may intensify their targeting of the Reno area resident market, which is one of our key markets. Increased competitive pressures in the local market could adversely impact our ability to continue to attract local residents to the Atlantis, or require us to use more expensive and therefore less profitable promotions to compete more efficiently.

Several Native American casinos have opened in Northern California since passage of the constitutional amendment. Certain experienced Nevada gaming operators manage Indian casino facilities near Sacramento, one of Reno's key feeder markets. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno. Central and Northern California gaming facilities could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevadas is hampered. This loss of California drive-in customers could adversely effect our operations.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state that allows the tribes to increase the number of slot machines beyond the previous 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California hopes to sign similar compacts with more Indian tribes. The resulting increase in the number of slot machines permitted in California Native American Casinos could further adversely impact Reno area casino operations and our operations.

Other states are also considering legislation enabling the development and operation of casinos or casino-like operations.

In addition, Native American gaming facilities in California and other jurisdictions in some instances operate under regulatory requirements less stringent than those imposed on Nevada licensed casinos, which could afford them a competitive advantage in our markets. Moreover, increases in the popularity of, and competition from, Internet and other account wagering gaming services, which allow their customers to wager on a wide variety of sporting events and play Las Vegas-style casino games from home, could have a material adverse effect on our business, financial condition, operating results and prospects.

Our Business May Be Adversely Impacted by Expanded Native American Gaming Operations in California and the Pacific Northwest

Our largest source of leisure traveler customers is California and the Pacific Northwest, including a large number who drive to Reno from the San Francisco and Sacramento metropolitan areas. Since 1999, several large-scale Native American-owned casino facilities have commenced operations in that state, some of which are located close to our key markets. The increased competition from these facilities could have a material adverse impact on our business.

Our Business May Be Adversely Impacted if the Reno Economy Declines

We heavily market to and rely upon business from Reno area residents. In recent years, Reno has enjoyed robust business growth and has attracted a number of technology, product distribution and marketing companies. These businesses have created jobs and helped fuel residential development, including the southwest Reno metropolitan area near the Atlantis. Should there be negative changes in the business and job conditions in Reno, our Locals business, which is the most substantial part of our overall business, could be adversely impacted.

Our Business May Be Adversely Impacted by Weakened Economic Conditions in California and the Pacific Northwest

Because California and the Pacific Northwest are significant markets for our leisure traveler and conventioneer customers, our business may be adversely impacted in the event of weakened economic conditions in those geographical markets.

Effects of Current Economic and Political Conditions

The terrorist attacks that took place in the United States on September 11, 2001, were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility, including the ongoing conflict in Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we cannot predict.

An Outbreak of Highly Infectious Disease Could Adversely Affect the Number of Visitors to Our Facilities and Disrupt Our Operations, Resulting in a Material Adverse Effect on Our Financial Condition, Results of Operations and Cash Flows

There have been recent fears concerning the spread of an "avian flu" in Asia and worldwide. Potential future outbreaks of avian flu or other highly infectious diseases may adversely affect the number of visitors to our property and our business and prospects. Furthermore, an outbreak might disrupt our ability to adequately staff our business and could generally disrupt our operations. If any of our customers or employees is suspected of having contracted certain highly contagious diseases, we may be required to quarantine these customers or employees or the affected areas of our facilities and temporarily suspend part or all of our operations at affected facilities. Any new outbreak of such a highly infectious disease could have a material adverse effect on our financial condition, results of operations and cash flows.

Failure of the Reno-Sparks Convention Center to Book and Attract Convention Business Could Adversely Impact Our Business

The Atlantis is the closest hotel-casino to the Reno-Sparks Convention Center. If the Reno-Sparks Convention Center does not succeed in booking the anticipated level of conventions, our future results of operations could be adversely impacted.

Because We Are Currently Dependent Upon a Single Property in a Single Market for All of Our Cash Flow, We Are Subject to Greater Risks than a Gaming Company With More Operating Properties or That Operates in More Markets

We currently do not have material assets or operations other than the Atlantis. As a result, we are entirely dependent upon this property for all of our cash flow until we develop other properties.

Our Business is Subject to Restrictions and Limitations Imposed by Gaming Regulatory Authorities That Could Adversely Affect Us

The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. The State of Nevada and the applicable local authorities require various licenses, registrations, permits and approvals to be held by us and our subsidiary. The Nevada Gaming Commission may, among other things, limit, condition, suspend, revoke or decline to renew a license or approval to own the stock of our Nevada subsidiary for any cause deemed reasonable by such licensing authority. If we violate gaming laws or regulations, substantial fines could be levied against us, our subsidiary and the persons involved, and we could be forced to forfeit a portion of our assets. The suspension, revocation or non-renewal of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business, financial condition and results of operations.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our current gaming activities. However, gaming licenses and related approvals are deemed to be privileges under Nevada law. We cannot assure you that our existing licenses, permits and approvals will be maintained or extended.

Our Insurance Coverage May Not Be Adequate To Cover All Possible Losses That Our Property Could Suffer. In Addition, Our Insurance Costs May Increase and We May Not Be Able To Obtain the Same Insurance Coverage in the Future.

Although we have all-risk property insurance covering damage caused by a casualty loss (such as fire and natural disasters), each such policy has certain exclusions. In addition, our property insurance is in an amount that may be less than the expected replacement cost of rebuilding the complex if there was a total loss. Our level of insurance coverage may not be adequate to cover all losses in the event of a major casualty. In addition, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of room reservations or conventions due to fear of terrorism, deterioration or corrosion, insect or animal damage and pollution, might not be covered at all under our policies. Therefore, certain acts could expose us to heavy, uninsured losses.

In addition, although we currently have insurance coverage for occurrences of terrorist acts and for certain losses that could result from these acts, our terrorism coverage is subject to the same risks and deficiencies as those described above for our all-risk property coverage. The lack of sufficient insurance for these types of acts could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks or otherwise, which could have a significant negative impact on our operations.

In addition to the damage caused to our property by a casualty loss (such as fire, natural disasters, acts of war or terrorism), we may suffer business disruption as a result of these events or be subject to claims by third parties injured or harmed. While we carry business interruption insurance and general liability insurance, this insurance may not be adequate to cover all losses in such event.

We renew our insurance policies on an annual basis. The cost of coverage may become so high that we may need to reduce our policy limits or agree to certain exclusions from our coverage. Among other factors, it is possible that the situation in Iraq, homeland security concerns, other catastrophic events or any change in government legislation governing insurance coverage for acts of terrorism could materially adversely affect available insurance coverage and result in increased premiums on available coverage (which may cause us to elect to reduce our policy limits) and additional exclusions from coverage. Among other potential future adverse changes, in the future we may elect not to, or may not be able to, obtain any coverage for losses due to acts of terrorism.

Our debt instruments and other material agreements require us to maintain a certain minimum level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements, which would have a material adverse effect on our financial condition, results of operations or cash flows."

If the State of Nevada or the City of Reno Increases Gaming Taxes and Fees, Our Results of Operations Could Be Adversely Affected

State and local authorities raise a significant amount of revenue through taxes and fees on gaming activities. From time to time, legislators and officials have proposed changes in tax laws, or in the administration of such laws, affecting the gaming industry. In addition, worsening economic conditions could intensify the efforts of state and local governments to raise revenues through increases in gaming taxes. If the State of Nevada or the City of Reno were to increase gaming taxes and fees, our results of operations could be adversely affected.

If We Lose Our Key Personnel, Our Business Could Be Materially Adversely Affected

We depend on the continued performances of John Farahi, Bob Farahi and Ben Farahi, our Chief Executive Officer, our President, and our Chief Financial Officer, respectively, and their management team. If we lose the services of the Farahi brothers, or our other senior Atlantis management personnel, and cannot replace such persons in a timely manner, our business could be materially adversely affected.

Adverse Winter Weather Conditions in the Sierra Nevadas and Reno-Lake Tahoe Area Could Have a Material Adverse Effect on Our Results of Operations and Financial Condition

Adverse winter weather conditions, particularly snowfall, can deter our customers from traveling or make it difficult for them to frequent the Atlantis. Adverse winter weather would most significantly affect our drive-in customers from northern California and the Pacific Northwest. If the Reno area itself were to experience prolonged adverse winter weather conditions, our results of operations and financial condition could also be materially adversely affected.

Claims Have Been Brought Against Us and Our Subsidiary in Various Legal Proceedings, and Additional Legal and Tax Claims Arise from Time to Time.

It is possible that our cash flows and results of operations could be affected by the resolution of these claims. We believe that the ultimate disposition of current matters will not have a material impact on our financial condition or results of operations. Please see the further discussion under "Legal Proceedings."

Energy Price Increases May Adversely Affect Our Cost of Operations and Our Revenues.

Our facility uses significant amounts of electricity, natural gas and other forms of energy. While no shortages of energy or fuel have been experienced to date, substantial increases in energy and fuel prices in the United States have negatively affected and may continue to negatively affect, our operating results. The extent of the impact is subject to the magnitude and duration of the energy and fuel price increases, but this impact could be material. In addition, energy and gasoline price increases in cities that constitute a significant source of customers for our properties could result in a decline in disposable income of potential customers and a corresponding decrease in visitation and spending at our properties, which would negatively impact revenues.

Changes in Regulations on Land Use Requirements Could Adversely Impact Our Business

A change in regulations on land use requirements with regard to development of new hotel casinos in the proximity of the Atlantis could have an adverse impact on our business, results of operations, and financial condition.

Our Results of Operations May Be Adversely Affected by High-End Players' Winnings

Although not the major focus of our marketing efforts, we have selectively targeted high-end players since opening our newest tower in 1999. Should one or more of these high-end players win large sums in our casino or should a material amount of credit extended to such players not be repaid, our results of operations could be adversely impacted.

A Change in Control Could Result in the Acceleration of Our Debt Obligations

Certain changes in control could result in the acceleration of the repayment of our bank debt. This acceleration could be triggered in the event the Farahi family sells enough of their stock to result in another stockholder acquiring more than 50% of our shares or upon their deaths if their respective heirs must sell a substantial number of our shares to obtain funds to pay estate tax liabilities. We cannot assure you that we would be able to repay indebtedness whose maturity is accelerated as a result of such a change in control, and such an inability would materially adversely affect our financial condition.

OUR PROPERTIES

Our properties consist of:

(a) The approximately 13-acre site in Reno, Nevada on which the Atlantis is situated, including the hotel towers, casino, restaurant facilities and surrounding parking is, in part or in whole, held subject to a trust deed encumbrance in favor of financial institutions totaling approximately $1.1 million as of March 8, 2006.

(b) An approximately 16-acre site adjacent to the Atlantis and connected to the Atlantis by the Sky Terrace, which includes approximately 11 acres of paved parking used for customer, employee and valet parking. The remainder of the site is undeveloped. This site is compliant with all casino zoning requirements and is suitable and available for future expansion of the Atlantis facilities, parking, or complementary resort casino and/or entertainment amenities. We have not determined the ultimate use of this site. These 16 acres are also held subject to the trust deed encumbrance described in (a) above.

(c) Leased land consisting of 37,368 square-feet next door to the Atlantis serving as a driveway entrance to the Atlantis.

Legal Proceedings

Monarch has made previous disclosure of class action litigation cases: William Poulos v. Caesar's World, Inc. et. al., Case No. 94-478-Civ-Orl-22; William H Ahern v. Caesars World, Inc. et. al., Case No. 94-478-Civ-Orl-22; and Larry Schrier v. Caesars World Inc., et. al, Case No. 95-923-LDG (RJJ) which were consolidated for purposes of litigation, and in which Monarch is one of numerous named defendants. The Complaints allege that manufacturers, distributors and casino operators of video poker and electronic slot machines, including Monarch, have engaged in a course of conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win on a given play. The Complaints charge Defendants with violations of the Racketeer Influenced and Corrupt Organizations Act, as well as claims of common law fraud, unjust enrichment and negligent misrepresentation, and seek damages in excess of $1 billion without any substantiation of that amount. On September 7, 2005, U.S. District Judge Roger L. Hunt granted the Defendants' Motion for Summary Judgment on all claims made by Plaintiffs, and dismissed Plaintiffs' claims in their entirety. On October 14, 2005, Plaintiffs William Poulos and Brenda McElmore lodged a Notice of Appeal with the U.S. Court of Appeals for the Ninth Circuit, seeking to appeal from the District Court's order of summary judgment in favor of defendants and two discovery orders also issued by the district court. Monarch intends to vigorously respond to the appeal jointly with its co-defendants/co-respondents. Monarch does not expect its share of the costs and attorneys fees arising out of the appeal to be material.

Additionally, Monarch previously has disclosed litigation filed against it on January 27, 2006, by Kerzner International Limited ("Kerzner") owner of the Atlantis, Paradise Island, Bahamas in the United States District Court, District of Nevada, Case No. 2:06-cv-00102, seeking declaratory judgment prohibiting Monarch from using the name "Atlantis" in connection with offering casino services other than at Monarch's Atlantis Casino Resort located in Reno Nevada, and particularly prohibiting Monarch from using the "Atlantis" name in connection with offering casino services in Las Vegas Nevada; injunctive relief enforcing the same; unspecified compensatory and punitive damages; and other relief. Monarch believes Kerzner's claims to be entirely without merit and is defending vigorously against the suit. Further, Monarch has filed a counterclaim against Kerzner seeking to enforce the license agreement granting Monarch the exclusive right to use the Atlantis name in association with lodging throughout the state of Nevada; to cancel Kerzner's registration of the Atlantis mark for casino services on the basis that the mark was fraudulently obtained by Kerzner; and declaratory relief on these issues.

We are party to other claims that arise in the normal course of business. Management believes that the outcomes of such claims will not have a material adverse impact on our financial condition, cash flows or results of operations.

OUR COMMON STOCK

Our common stock trades on The Nasdaq Stock Market(SM) under the symbol MCRI. The following table sets forth the high and low bid prices of our common stock, as reported by The Nasdaq Stock Market(SM), during the periods indicated. Prices prior to March 31, 2005, are adjusted to reflect a 2-for-1 stock split effective on such date.

	2005		2004	
	High	Low	High	Low
First quarter	$21.715	$18.950	$ 7.450	$ 5.375
Second quarter	$24.980	$16.560	$ 7.875	$ 6.525
Third quarter	$26.320	$14.820	$ 9.670	$ 6.475
Fourth quarter	$22.940	$15.500	$21.945	$ 9.410

As of March 7, 2006, there were approximately 90 holders of record of our common stock, and approximately 2,990 beneficial stockholders.

We have never paid dividends. We presently intend to retain earnings and use free cash to finance our operating activities, for maintenance capital expenditures and to reduce debt. We do not anticipate declaring cash dividends in the foreseeable future. Our bank loan agreement also contains provisions that require the achievement of certain financial ratios before we can pay or declare dividends to our stockholders. See Notes to Consolidated Financial Statements, Note 5. Long-Term Debt.

Securities Authorized for Issuance Under Equity Compensation Plans. See Notes to Consolidated Financial Statements, Note 7. Benefit Plans.

On March 10, 2003, we announced a plan to repurchase up to 500,000 shares (adjusted for 2 for 1 stock split effective March 31, 2005), or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash (see our Current Report filed on Form 8-K dated March 10, 2003). We did not purchase any shares of our common stock pursuant to this stock repurchase program during 2005 and 2004. During 2003, we purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) of our common stock pursuant to this stock repurchase program. Our bank loan agreement requires achievement of certain financial ratios before we can repurchase our common stock.

OUR FINANCIAL INFORMATION

	2005	2004	2003	2002	2001
	Years ended December 31, (In thousands except per share amounts)				
Operating Results					
Casino revenues	$94,501	$84,132	$74,956	$70,773	$64,908
Other revenues	67,165	65,545	59,741	57,641	54,461
Gross revenues	161,666	149,677	134,697	128,414	119,369
Promotional allowances	(21,881)	(20,220)	(18,746)	(17,376)	(14,853)
Net revenues	139,785	129,457	115,951	111,038	104,516
Income from operations	(1) 33,069	(2) 26,274	(3) 17,209	(4) 17,196	(5) 14,132
Income before income tax	32,056	24,689	14,572	13,033	6,888
Net income	$21,035	$16,526	$ 9,606	$ 8,603	$ 4,602
Income per Share of Common Stock (6)					
Net income					
Basic	$1.12	$0.88	$0.51	$0.46	$0.25
Diluted	$1.10	$0.88	$0.51	$0.45	$0.24
Weighted average number of common shares and potential common shares outstanding					
Basic	18,849	18,756	18,759	18,916	18,872
Diluted	19,094	18,815	18,825	19,042	18,960
Other Data					
Depreciation and amortization	$8,379	$9,628	$10,797	$10,320	$10,085
Interest expense, net	$1,013	$1,584	$2,638	$3,934	$7,243
Capital expenditures (7)	$6,113	$9,710	$8,406	$6,534	$4,488
Balance Sheet Data					
Total assets	$117,670	$118,339	$115,877	$117,480	$121,064
Current maturities of long-term debt	-	-	$6,060	$8,279	$8,106
Long-term debt, less current maturities	$ 8,100	$32,400	$41,125	$52,000	$64,237
Stockholders' equity (8)	$87,559	$65,763	$48,723	$40,301	$31,430

(1) 2005 includes a $42 thousand gain on disposal of fixed assets.
(2) 2004 includes a $173 thousand loss on disposal of fixed assets.
(3) 2003 includes a $133 thousand gain on disposal of fixed assets.
(4) 2002 includes a $35 thousand gain on disposal of fixed assets.
(5) 2001 includes a $25 thousand gain on disposal of fixed assets.
(6) Per share data and shares outstanding prior to 2005 are adjusted to reflect a 2-for-1 stock split effective March 31, 2005.
(7) Includes amounts financed with debt or capitalized lease obligations.
(8) We paid no dividends during the five year period ended December 31, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Monarch Casino & Resort, Inc., through its wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), owns and operates the tropically-themed Atlantis Casino Resort, a hotel/casino facility in Reno, Nevada (the "Atlantis"). Monarch was incorporated in 1993 under Nevada law for the purpose of acquiring all of the stock of Golden Road. The principal asset of Monarch is the stock of Golden Road, which holds all of the assets of the Atlantis.

Our sole operating asset, the Atlantis, is a hotel/casino resort located in Reno, Nevada. Our business strategy is to maximize the Atlantis' revenues, operating income and cash flow primarily through our casino, our food and beverage operations and our hotel operations. We derive our revenues by appealing to middle to upper-middle income Reno residents and emphasizing slot machine play in our casino. We capitalize on the Atlantis' location for Locals, tour and travel visitors and conventioneers by offering exceptional service, value and an appealing theme to our guests. Our hands-on management style focuses on customer service and cost efficiencies.

Unless otherwise indicated, "Monarch," "Company," "we," "our" and "us" refer to Monarch Casino & Resort, Inc. and its Golden Road subsidiary.

Operating Results Summary

During 2005, we exceeded all previously reported Company annual casino revenues, net revenues, net income and earnings per share.

(In millions, except earnings per share)

				Percentage Increase / (Decrease)	
	2005	2004	2003	'05 vs. '04	'04 vs. '03
Casino revenues	$94.5	$84.1	$75.0	12.3%	12.2%
Food and beverage revenues	38.6	37.3	34.5	3.32%	8.2%
Hotel revenues	23.9	24.3	21.2	(1.7)%	14.5%
Other revenues	4.7	3.9	4.0	20.5%	(2.8)%
Net revenues	139.8	129.5	116.0	8.0%	11.6%
Income from operations	33.1	26.3	17.2	25.9%	52.7%
Net income	21.0	16.5	9.6	27.3%	72.0%
Earnings per share – diluted	1.10	0.88	0.51	25.0%	72.5%
Operating margin	23.7%	20.3%	14.8%	3.4 pts	5.5 pts

Net revenues in 2005 increased 8.0% over 2004 due to increases in our casino, food and beverage and other revenue segments, which increased 12.3%, 3.3% and 20.5%, respectively, over 2004. These increases were partially offset by a 1.7% decrease in hotel revenues in 2005 compared to 2004.

We attribute our improved results to our experienced management team, the superb location of the Atlantis in the more affluent and growing south part of Reno, the quality of our product that drives repeat business, our focus on marketing primarily to Reno-area residents, and our steadily declining interest expense resulting from overall reductions in our outstanding debt which were partially offset by slightly higher prevailing interest rates.

In 2005, our income from operations increased 25.9% over 2004, while our net income and earnings per diluted share increased 27.3% and 25.0%, respectively.

Some significant items that affected our 2005 results are listed below. These items are discussed in greater detail elsewhere in our discussion of operating results and in the Liquidity and Capital Resources section.

- Net revenues increased 8.0%, which was the result of a 12.3% increase in casino revenues, a 3.3% gain in food and beverage revenues and a 20.5% jump in other revenues. The increase in net revenues was partially offset by a small decrease in hotel revenues of 1.7%.

- Improved margins in all our revenue centers, as well as a $1.2 million decrease in depreciation and amortization led to an increase in operating costs and expenses of only 3.4%.
- The increase in net revenues, together with the smaller increase in operating costs and expenses led to a 25.9% increase in income from operations.
- Interest and stockholder guarantee fee expenses decreased 36.0% in 2005 compared to 2004 due to continuously decreasing outstanding debt and the elimination of stockholder guarantee fees from the refinancing of our credit facility in February 2004. These decreases were partially offset by slightly higher prevailing interest rates.

Capital Spending and Development

We seek to continuously upgrade and maintain the Atlantis in order to present a fresh product to our guests and to maintain high quality standards.

Capital expenditures at the Atlantis (including non-cash capital expenditures) totaled approximately $6.1 million, $9.7 million and $8.4 million in 2005, 2004, and 2003, respectively. Capital expenditures in 2005 consisted primarily of the replacement of and upgrade to the ventilation and cooling system, acquisition of gaming and computer systems equipment, and continued renovations to the facility. Capital expenditures in 2004 consisted primarily of renovations to our second tower hotel rooms and suites, the installation of a new slot player tracking system, $1.35 million in leased driveway improvements and continued acquisitions of and upgrades to gaming equipment. Capital expenditures in 2003 consisted primarily of the May 2003 opening of the Sushi Bar, the construction and November 2003 opening of the Salon at Atlantis, November 2003 commencement of the second hotel tower room upgrades and renovation, the acquisition of a new player tracking and slot accounting system installed and operational by January 2004, continued slot machine conversion to the ticket-in, ticket-out coinless slot system, and continued acquisition of and upgrades to gaming equipment.

In 2004, a driveway was constructed that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of our controlling stockholders (the "Shopping Center"). A new traffic signal was erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, we are leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. We are also using part of the common area of the Shopping Center and pay our proportional share of the common area expense of the Shopping Center. We have the option to renew the lease for 3 five-year terms, and at the end of the extension period, we have the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. We use the leased space for pedestrian and vehicle access to the Atlantis, and we have use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. This project was completed, the driveway was put into use and we began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time (see "Property and Equipment" in Notes to Consolidated Financial Statements – Note 1. Summary of Significant Accounting Policies").

Future cash needed to finance ongoing capital expenditures is expected to be made available from operating cash flow, the Credit Facility (see Notes to Consolidated Financial Statements, Note 5. Long-Term Debt) and, if necessary, additional borrowings.

Statement on Forward-Looking Information

Certain information included herein contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as statements relating to anticipated expenses, capital spending and financing sources. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made herein. These risks and uncertainties include, but are not limited to, those relating to competitive industry conditions, expansion of Indian casinos in California, Reno-area tourism conditions, dependence on existing management, leverage and debt service (including sensitivity to fluctuations in interest rates), the regulation of the gaming industry (including actions affecting licensing), outcome of litigation, domestic or global economic conditions including those affected by the events of September 11, 2001, and the ongoing situation in Iraq, and changes in federal or state tax laws or the administration of such laws as well as other factors described in "Risk Factors."

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with principles generally accepted in the United States. Certain of our policies, including the estimated lives assigned to our assets, the determination of bad debt, self insurance reserves, credit risk, and the calculation of income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on historical experience, terms of existing contracts, observations of trends in the industry, information provided by customers and information available from other outside sources, as appropriate. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodologies applied, our significant accounting policies are discussed where appropriate in this discussion and analysis and in the Notes to Consolidated Financial Statements.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Advertising Costs

All advertising costs are expensed as incurred.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

Expenditures for maintenance and repairs are expensed as incurred; expenditures for renewals and improvements are generally capitalized.

We periodically evaluate our fixed and other long-term assets for impairment to ensure that they are appropriately valued.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Concentrations of Credit Risk

Financial instruments which potentially subject us to concentrations of credit risk consist principally of bank deposits and trade receivables. We maintain our cash in bank deposit accounts which, at times, may exceed federally insured limits. We have not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising our customer base. We believe we are not exposed to any significant credit risk on cash and accounts receivable.

Stockholder Guarantee Fees

All of our bank debt was personally guaranteed by our three largest stockholders since the inception of our original loan agreement on December 29, 1997. Effective January 1, 2001, until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. There were no stockholder guarantee fees during the twelve months ended December 31, 2005. For the twelve months ended December 31, 2004, and 2003, we recorded interest expense in the amounts of approximately $136,000, and $1.0 million, respectively, for these guarantee fees. The individuals who guaranteed the Original Credit Facility were not required to do so for the New Credit Facility (as defined below). Therefore, we will no longer incur such guarantee fee expenses.

Discussion of Results of Operations

2005 COMPARED WITH 2004

For the year ended December 31, 2005, we earned net income of $21.0 million, or $1.10 per diluted share, on net revenues of $139.8 million, compared to a net income of $16.5 million, or $0.88 per diluted share, on net revenues of $129.5 million for the year ended December 31, 2004. Our net revenues for 2005 are the highest in our Company's history. Our income from operations totaled $33.1 million for 2005, a 25.9% increase when compared to $26.3 million for 2004. Net income for the year 2005 constitutes a record high for our Company. We believe the Atlantis continued to benefit in 2005 from the rapid growth occurring in the residential and commercial areas south of the Atlantis in Reno, from the increasing popularity of the Atlantis with visitors to the Reno area and from our commitment to ongoing property upgrades and renovations.

Casino revenues totaled $94.5 million in 2005, up 12.3% from $84.1 million in 2004, driven by increases in slot, poker and Keno win, partially offset by flat revenues in table game win. Revenue from slot and video poker machines ("slot machines") increased approximately 15.2% in 2005 compared to 2004. We believe that increased slot machine play was due to continued effective marketing and continuous upgrade of facilities and equipment in 2005 and 2004. Table game win decreased approximately 0.2% in 2005 compared to 2004 due to a slightly lower win percentage partially offset by an increase in drop. Keno and poker room revenues combined increased approximately 9.6% in 2005 over 2004. Keno write increased approximately 7.7% in 2005 compared to 2004 while poker revenue increased approximately 10.1% compared to 2004 due to continued effective marketing. Casino operating expenses were 33.9% of casino revenues in 2005, an improvement from 36.3% in 2004. The improved casino margin in 2005 over 2004 was due to improved win percentages, reduced payroll and benefit costs, reduced complimentary costs and reduced direct operating costs as a percentage of casino revenue resulting in more efficient operations.

Food and beverage revenues increased 3.3% to $38.6 million in 2005 from $37.3 million in 2004, primarily due to a 7.1% increase in average revenue per cover, partially offset by a 4.1% decrease in the number of covers served. Food and beverage operating expenses decreased to 48.7% of food and beverage revenues in 2005 compared to 50.5% in 2004, due to increased revenue per cover, a slight decrease in cost of sales and more efficient operations.

Hotel revenues totaled $23.9 million in 2005, a decrease of 1.7% from $24.3 million in 2004. The decrease reflects a decrease in both the average daily room rate ("ADR") and occupancy rate during the twelve month period of 2005 compared to the same period in 2004. Year 2005 revenues also include a $3.00 per occupied room energy surcharge that was also assessed during 2004. The Atlantis' ADR was $63.24 in 2005, compared to $64.16 in 2004. The average occupancy rate at the Atlantis was 93.0% in 2005 compared to 93.6% in 2004. Hotel operating expenses decreased slightly to 32.2% of hotel revenues in 2005, compared to 32.3% in 2004. The decreases in ADR and occupancy in 2005 were due to fewer conventions at the adjacent Reno-Sparks Convention Center and the fact that Reno did not host a major bowling tournament in 2005. Conventions typically draw higher room rates. This decrease in operating expenses as a percentage of hotel revenues resulted primarily from reduced direct departmental expenses as a percentage of hotel revenue, partially offset by an increase in payroll and benefit costs as a percentage of hotel revenue.

Promotional allowances increased to $21.9 million, or 13.5% of gross revenues, in 2005 compared to $20.2 million, or also 13.5% of gross revenues, in 2004. The dollar increase is attributable to continued efforts to generate additional revenues and reflects efforts to ensure that promotional costs are directed toward gaming guests.

Other revenues increased approximately 20.5% in 2005 to $4.7 million from $3.9 million in 2004. The overall increase includes a 1.6% increase in entertainment fun center revenue and a 10.5% increase in gift and sundries retail shops revenue. These increases were partially offset by an approximate $173,000 loss on disposition of assets recorded in 2004 as opposed to a $42,000 gain in 2005. Other expenses were approximately 28.6% of other revenues in 2005, a decrease from 34.5% in 2004.

Selling, general and administrative ("SG&A") expenses totaled $38.1 million, or 27.2% of net revenues, in 2005 compared to $35.0 million, or 27.0% of net revenues, in 2004. The slight increase in these expenses as a percentage of revenues reflects increased payroll and benefit costs, increased rental expense, increased energy costs and increased marketing and promotional expenditures.

Depreciation and amortization expense was $8.4 million in 2005, a decrease of 13.0% compared to $9.6 million in 2004. The decrease is due to the fact that previously capitalized assets have become fully depreciated. The Company, in its ordinary course of business and as part of its ongoing capital expenditures, intends to replace old and obsolete equipment with newer, more current equipment.

Interest expenses for 2005 totaled approximately $1.0 million, down 36.0% from $1.6 million in 2004, due to lower outstanding debt which was partially offset by slightly higher prevailing interest rates. There were no guarantee fees paid to our three principal stockholders in 2005, while we paid approximately $136,000 in 2004. The individuals who guaranteed the Company's Original Credit Facility (defined in "The Credit Facility" below) did not provide such guarantees for the New Credit Facility (also defined in "The Credit Facility" below) and, therefore, the Company will no longer be required to pay such fees in the future. At December 31, 2005, all of our interest-bearing debt was related to a reducing revolving credit facility with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at our option) plus a margin which fluctuates according to our ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") (See Notes to Consolidated

Financial Statements, Note 5. Long-Term Debt). An increase in interest rates could have a material effect on our financial results.

2004 COMPARED WITH 2003

For the year ended December 31, 2004, we earned net income of $16.5 million, or $0.88 per diluted share, on net revenues of $129.5 million, compared to a net income of $9.6 million, or $0.51 per diluted share, on net revenues of $116.0 million for the year ended December 31, 2003. Our net revenues for 2004 were the highest in our Company's history until that point. Our income from operations totaled $26.3 million for 2004, a 52.7% increase when compared to $17.2 million for 2003. Net income for the year 2004 constituted a record high for our Company until that point. We believe the Atlantis continued to benefit in 2004 from the rapid growth occurring in the residential and commercial areas south of the Atlantis in Reno, and from the increasing popularity of the Atlantis with visitors to the Reno area.

Casino revenues totaled $84.1 million in 2004, up 12.2% from $75.0 million in 2003, driven by increases in slot, table game and poker game win. Revenue from slot and video poker machines ("slot machines") increased approximately 14.4% in 2004 compared to 2003. We believe that the increased slot machine play was due to continued effective marketing and continuous upgrade of facilities and equipment in 2004 and 2003. Table game win increased approximately 4.2% in 2004 compared to 2003 due to a slight increase in drop and improved win percentages. Keno and poker room revenues combined increased approximately 7.8% in 2004 over 2003. Keno write increased approximately 7.6% in 2004 compared to 2003 while poker revenue increased approximately 31.4% compared to 2003 due to continued effective marketing. Casino operating expenses were 36.3% of casino revenues in 2004, an improvement from 39.1% in 2003. The improved casino margin in 2004 over 2003 was due to improved win percentages, reduced payroll and benefit costs and more efficient operations.

Food and beverage revenues increased 8.2% to $37.3 million in 2004 from $34.5 million in 2003, primarily due to a 4.0% increase in average revenue per cover combined with a 4.6% increase in the number of covers served. Food and beverage operating expenses decreased to 50.5% of food and beverage revenues in 2004 compared to 51.3% in 2003, due to increased revenue per cover, increased number of covers served and more efficient operations which were partially offset by a slight increase in cost of sales.

Hotel revenues totaled $24.3 million in 2004, an increase of 14.5% from $21.2 million in 2003. The increase reflects an increase in both the ADR and the occupancy rate during the twelve month period of 2004 compared to the same period in 2003. Year 2004 revenues also include a $3.00 per occupied room energy surcharge that was also assessed during 2003. The Atlantis' ADR was $64.16 in 2004, compared to $57.82 in 2003. The average occupancy rate at the Atlantis was 93.6% in 2004 compared to 92.3% in 2003. Hotel operating expenses decreased slightly to 32.3% of hotel revenues in 2004, compared to 32.9% in 2003. This decrease in operating expenses as a percentage of hotel revenues resulted primarily from the increased ADR.

Promotional allowances increased to $20.2 million, or 13.5% of gross revenues, in 2004 compared to $18.7 million, or 13.9% of gross revenues, in 2003. The dollar increase is attributable to continued efforts to generate additional revenues. The decrease in percentage of promotional allowance to gross revenues reflects efforts to ensure that promotional costs are directed toward gaming guests.

Other revenues decreased approximately 2.8% in 2004 to $3.9 million from $4.0 million in 2003, which is directly the result of the approximately $173,000 loss on disposal of assets. The 2.8% overall decrease also includes a 7.2% decrease in entertainment fun center revenue which is partially offset by a 10.5% increase in gift and sundries retail shops revenue. Other expenses were approximately 34.5% of other revenues in 2004, an increase from 31.7% in 2003.

Selling, general and administrative ("SG&A") expenses totaled $35.0 million, or 27.0% of net revenues, in 2004 compared to $32.7 million, or 28.2% of net revenues, in 2003. The decrease in these expenses as a percentage of revenues reflects management's efforts to control expenses as revenues increase.

Depreciation and amortization expense was $9.6 million in 2004, a decrease of 10.8% from $10.8 million in 2003. The decrease is due to the fact that previously capitalized assets have become fully depreciated. The Company, in its ordinary course of business and as part of its ongoing capital expenditures, intends to replace old and obsolete equipment with newer, more current equipment.

Interest and stockholder guarantee fee expenses for 2004 totaled approximately $1.6 million, down 39.9% from $2.6 million in 2003, due to lower outstanding debt which was partially offset by slightly higher prevailing interest rates. Guarantee fees paid to our three principal stockholders totaled approximately $136,000 in 2004 and $1.0 million in 2003. The individuals who guaranteed the Company's Original Credit Facility (defined in "The Credit Facility" below) did not provide such guarantees for the New Credit Facility (also defined in "The Credit Facility" below) and, therefore, the Company will no longer be required to pay such fees in the future. At December 31, 2004, all of our interest-bearing debt was related to a reducing revolving credit facility with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at our option) plus a margin which fluctuates according to our ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") (See Notes to Consolidated Financial Statements, Note 5. Long-Term Debt). An increase in interest rates could have a material effect on our financial results.

Liquidity and Capital Resources

We have historically funded our daily hotel and casino activities with net cash provided by operating activities. For the years 2005, 2004, and 2003, net cash provided by operating activities totaled $31.0 million, $25.7 million, and $22.4 million, respectively. During each of the three years, net cash provided by operating activities was sufficient to fund our day-to-day operating expenses.

Net cash used in investing activities, which consisted of acquisitions of property and equipment, totaled $6.1 million, $9.1 million, and $7.8 million in 2005, 2004, and 2003, respectively. Total capital expenditures, including amounts financed, were $6.1 million, $9.7 million, and $8.4 million in 2005, 2004, and 2003, respectively.

Net cash used in financing activities, principally related to our ongoing paydown on our outstanding debt, totaled $23.9 million in 2005, $14.5 million in 2004 and $14.8 million in 2003.

Commitments and Contingencies

Our contractual cash obligations as of December 31, 2005 and the next five years and thereafter are as follows:

Contractual Cash Obligations	Payments Due by Period				
	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt	$8,100,000	$ -	$ -	$8,100,000	$ -
Operating leases (1)	5,088,000	370,000	740,000	740,000	3,238,000
Purchase obligations (2)	1,199,000	1,199,000	-	-	-
Total contractual cash obligations	$14,387,000	$1,569,000	$740,000	$8,840,000	$3,238,000

(1) Operating leases include $370,000 per year in lease and common expense payments to the shopping center adjacent to the Atlantis (see Capital Spending and Development).

(2) Our open purchase order commitments total approximately $1.2 million. Of the total purchase order commitments, approximately $1.0 million are cancelable by the Company upon providing a 30-day notice.

On March 10, 2003, we announced a plan to repurchase up to 500,000 shares (adjusted for 2 for 1 stock split effective March 31, 2005), or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash (see our Current Report filed on Form 8-K dated March 10, 2003). We did not purchase any shares of our common stock pursuant to this stock repurchase program during 2005 or 2004. During 2003, we purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) of our common stock pursuant to this stock repurchase program. The New Credit Facility (as defined below) requires achievement of certain financial ratios before we can repurchase our common stock.

We believe that our existing cash balances, cash flow from operations, equipment financing, and borrowings available under the New Credit Facility, which were $24.0 million at December 31, 2005, will provide us with sufficient resources to fund our operations, meet our debt obligations, and fulfill our capital expenditure requirements; however, our operations are subject to financial, economic, competitive, regulatory, and other factors, many of which are beyond our control. If we are unable to generate sufficient cash flow, we could be required to adopt one or more alternatives, such as reducing, delaying or eliminating planned capital expenditures, selling assets, restructuring debt or obtaining additional equity capital.

The Credit Facility

Until February 20, 2004, we had a reducing revolving term loan credit facility with a consortium of banks that was to expire on June 30, 2004, and in the original amount of $80 million but that had been reduced to $46 million at payoff (the "Original Credit Facility").

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which included the $46 million payoff of the unpaid balance of the Original Credit Facility. The amount of the New Credit Facility, which is also a reducing revolving facility, may be increased by up to $30 million on a one-time basis and if requested by us before the second anniversary of the closing date, as defined. We did not make this request, and, therefore, the $30 million increase is currently not available to us. At our option, borrowings under the New Credit Facility will accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by us will include a margin added to either the Base Rate or to LIBOR that is tied to our ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on our Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2005, the applicable margin was the Base Rate plus 0.25%, and the applicable LIBOR margin was LIBOR plus 1.50%. At December 31, 2005, the Base Rate was 7.25% and the LIBOR rate was 4.39%. At December 31, 2005, the Company had $1.0 million in Base Rate loans outstanding and had two LIBOR loans outstanding totaling $7.1 million, for a total obligation of $8.1 million.

We may utilize proceeds from the New Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch. The Original Credit Facility was guaranteed individually by certain controlling stockholders of the Company. These individuals were not required to provide any personal guarantees for the New Credit Facility and, therefore, going forward, we will no longer incur guarantee fee expenses.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of our assets and covenants restricting our ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets, and make certain investments. The New Credit Facility also contains covenants requiring us to maintain certain financial ratios, and provisions restricting transfers between Monarch and its affiliates. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before we can repurchase our common stock. We do not consider the covenants to restrict our operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility will be reduced over five years by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. We may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. At December 31, 2005, our available borrowings were $24.0 million with an outstanding balance of $8.1 million. We may also permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500,000 and a multiple of $50,000. We also benefited from a reduced loan amortization schedule, from $3 million per quarter under the Original Credit Facility to $1.625 million per quarter under the New Credit Facility.

As of December 31, 2005, our Leverage Ratio had been equal to or less than one-to-one for the second consecutive quarter. Per the New Credit Facility, if we achieve a Leverage Ratio equal to or less than one-to-one for two consecutive quarters, our scheduled reduction of the next consecutive fiscal quarter is waived. Management has assumed that we will maintain a leverage ratio equal to or less than one-to-one for the remaining term of the New Credit Facility and, therefore, no principal reductions will be due until the New Credit Facility matures in 2009.

We paid various one-time fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

Annual maturities of long-term debt, after giving effect to management's assumptions regarding our Leverage Ratio going forward, as of December 31, 2005, are as follows:

Year ending December 31,	
2006	$ -
2007	-
2008	-
2009	8,100,000
	$ 8,100,000

STOCKHOLDER GUARANTEE FEES. From December 29, 1997 until February 20, 2004, all of our bank debt was personally guaranteed by our three largest stockholders. Effective January 1, 2001 and until February 20, 2004, we compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt. We did not pay any stockholder guarantee fees for the twelve months ended December 31, 2005. For the twelve months ended December 31, 2004, and 2003, we recorded interest expense in the amounts of approximately $136,000 and $1.0 million, respectively, for these guarantee fees. The individuals who guaranteed our bank debt were not required to guarantee the New Credit Facility, and, as a result, we will no longer incur these expenses.

SHORT-TERM DEBT. At December 31, 2005, we had no slot purchase contracts or other short-term debt outstanding.

Statement on Forward Looking Information

Certain information included herein contains statements that may be considered forward-looking, such as statements relating to projections of future results of operations or financial condition, expectations for our casino, and expectations of the continued availability of capital resources. Any forward-looking statement made by us necessarily is based upon a number of estimates and assumptions that, while considered reasonable by us, is inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control, and are subject to change. Actual results of our operations may vary materially from any forward-looking statement made by us or on our behalf. Forward-looking statements should not be regarded as representation by us or any other person that the forward-looking statements will be achieved. Undue reliance should not be placed on any forward-looking statements. Some of the contingencies and uncertainties to which any forward-looking statement contained herein are subject to include, but are not limited to, those set forth above in the heading "Risk Factors."

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (Revised 2004), "Share-Based Payment" ("SFAS No.123R"), which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and net income per share in a Note to the Consolidated Financial Statements. Upon adoption, pro forma disclosure will no longer be an alternative. SFAS No.123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company will begin to apply SFAS No.123R using an appropriate fair value model as of the interim reporting period beginning January 1, 2006. We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 151 to determine its impact on our future financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement is based on the principle that exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 153 to determine its impact on our future financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market risks and prices, such as interest rates, foreign currency exchange rates and commodity prices. We do not have any cash or cash equivalents as of December 31, 2005 that are subject to market risks.

We have substantial variable interest rate debt in the amount of approximately $8.1 million as of December 31, 2005, and $32.4 million as of December 31, 2004, which is subject to market risks.

A one percent increase in interest rates would have resulted in an increase in interest expense of approximately $186,000 in 2005 and $397,000 in 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Monarch Casino & Resort, Inc.:

We have audited the accompanying consolidated balance sheets of Monarch Casino & Resort, Inc. and Subsidiary (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 3, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Las Vegas, Nevada
March 3, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Monarch Casino & Resort, Inc.:

We have audited management's assessment, included in the accompanying Management's Report in Internal Control Over Financial Reporting, that Monarch Casino & Resort, Inc. and Subsidiary (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of the Company and our report dated March 3, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Las Vegas, Nevada
March 3, 2006

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,		
	2005	2004	2003
Revenues			
Casino	$94,501,028	$84,131,876	$74,955,744
Food and beverage	38,564,365	37,333,977	34,498,613
Hotel	23,909,915	24,318,082	21,236,808
Other	4,690,362	3,892,669	4,005,426
Gross revenues	161,665,670	149,676,604	134,696,591
Less: promotional allowances	(21,880,793)	(20,219,714)	(18,746,078)
Net revenues	139,784,877	129,456,890	115,950,513
Operating expenses			
Casino	31,990,758	30,513,391	29,321,060
Food and beverage	18,795,268	18,859,211	17,701,143
Hotel	7,696,576	7,858,616	6,991,581
Other	1,340,556	1,344,163	1,270,624
Selling, general & administrative	38,073,313	34,979,998	32,659,258
Gaming development expense	439,984	-	-
Depreciation and amortization	8,379,033	9,627,870	10,797,494
Total operating expenses	106,715,488	103,183,249	98,741,160
Income from operations	33,069,389	26,273,641	17,209,353
Other expense			
Interest expense, net	(1,013,377)	(1,448,125)	(1,607,840)
Stockholder guarantee fee expense	-	(136,164)	(1,030,010)
Total other expense	(1,013,377)	(1,584,289)	(2,637,850)
Income before income taxes	32,056,012	24,689,352	14,571,503
Provision for income taxes	11,020,552	8,162,912	4,965,580
Net income	$21,035,460	$16,526,440	$9,605,923
Earnings Per Share Of Common Stock			
Net income			
Basic	$1.12	$0.88	$0.51
Diluted	$1.10	$0.88	$0.51
Weighted average number of common shares and potential common shares outstanding			
Basic	18,848,532	18,756,450	18,758,892
Diluted	19,093,777	18,814,686	18,824,918

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
ASSETS		
Current Assets		
Cash	$12,886,494	$11,814,778
Receivables, net	3,559,602	2,959,894
Federal income tax refund receivable	286,760	493,797
Inventories	1,456,453	1,452,696
Prepaid expenses	2,401,619	2,346,242
Deferred income taxes	1,326,224	1,115,719
Total current assets	21,917,152	20,183,126
Property and equipment		
Land	10,339,530	10,339,530
Land improvements	3,166,107	3,226,913
Buildings	78,955,538	78,955,538
Building improvements	10,398,814	7,524,680
Furniture and equipment	67,393,755	65,146,594
Leasehold improvement	1,346,965	1,346,965
	171,600,709	166,540,220
Less accumulated depreciation and amortization	(76,117,346)	(68,791,045)
Net property and equipment	95,483,363	97,749,175
Other assets, net	269,524	406,620
	$117,670,039	$118,338,921
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current maturities of long-term debt	$ -	$ -
Accounts payable	7,335,630	5,747,775
Accrued expenses	8,722,221	7,918,299
Total current liabilities	16,057,851	13,666,074
Long-term debt, less current maturities	8,100,000	32,400,000
Deferred income taxes	5,953,183	6,509,505
Stockholders' equity		
Preferred stock, $0.01 par value, 10,000,000 shares authorized; none issued	-	-
Common stock, $0.01 par value, 30,000,000 shares authorized; 19,072,550 issued; 18,879,310 outstanding 12/31/05; 18,812,448 outstanding 12/31/04	190,726	190,726
Additional paid-in capital	17,882,827	17,367,909
Treasury stock, 193,240 shares 12/31/05; 260,102 shares 12/31/04, at cost	(708,877)	(954,152)
Retained earnings	70,194,319	49,158,859
Total stockholders' equity	87,558,995	65,763,342
	$117,670,039	$118,338,921

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	Common Stock					
	Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2003	18,949,660	$190,726	$17,286,154	$23,026,496	$ (202,692)	$40,300,684
Exercise of stock options	90,996	-	51,118	-	192,478	243,596
Stock repurchase	(360,000)	-	-	-	(1,427,400)	(1,427,400)
Net income	-	-	-	9,605,923	-	9,605,923
Balance, December 31, 2003	18,680,656	190,726	17,337,272	32,632,419	(1,437,614)	48,722,803
Exercise of stock options	131,792	-	30,637	-	483,462	514,099
Net income	-	-	-	16,526,440	-	16,526,440
Balance, December 31, 2004	18,812,448	190,726	17,367,909	49,158,859	(954,152)	65,763,342
Exercise of stock options	66,862	-	514,918	-	245,275	760,193
Net income	-	-	-	21,035,460	-	21,035,460
Balance, December 31, 2005	18,879,310	$190,726	$17,882,827	$70,194,319	$(708,877)	$87,558,995

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

MONARCH CASINO & RESORT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$21,035,460	$16,526,440	$ 9,605,923
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	8,379,033	9,627,870	10,797,494
Amortization of deferred loan costs	137,096	173,708	179,427
Provision for bad debts	550,512	394,065	742,407
Loss (gain) on disposal of assets	(41,636)	172,893	(133,301)
Deferred income taxes	(766,817)	1,081,656	277,842
Changes in assets and liabilities			
Receivables, net	(943,183)	(272,331)	(1,416,785)
Inventories	(3,756)	(206,728)	(252,708)
Prepaid expenses	(55,377)	(111,469)	(273,009)
Other assets	-	(452,065)	10,684
Accounts payable	1,587,855	(2,660,112)	2,180,763
Accrued expenses	1,134,254	1,459,395	682,322
Net cash provided by operating activities	31,013,441	25,733,322	22,401,059
Cash flows from investing activities:			
Proceeds from sale of assets	41,636	38,954	154,869
Acquisition of property and equipment	(6,113,220)	(9,149,964)	(7,996,678)
Net cash used in investing activities	(6,071,584)	(9,111,010)	(7,841,809)
Cash flows from financing activities:			
Proceeds from exercise of stock options	429,859	265,747	122,092
Proceeds from long-term borrowings	3,000,000	49,460,304	1,000,000
Principal payments on long-term debt	(27,300,000)	(64,244,895)	(14,504,116)
Purchase of Monarch common stock	-	-	(1,427,400)
Net cash used in financing activities	(23,870,141)	(14,518,844)	(14,809,424)
Net increase (decrease) in cash	1,071,716	2,103,468	(250,174)
Cash at beginning of period	11,814,778	9,711,310	9,961,484
Cash at end of period	$12,886,494	$11,814,778	$ 9,711,310
Supplemental disclosure of cash flow information:			
Cash paid for interest	$973,314	$1,420,230	$ 2,421,094
Cash paid for income taxes	$11,250,000	$6,570,000	$ 5,146,612
Supplemental schedule of non-cash investing and financing activities:			
The Company financed the purchase of property and equipment in the following amounts	$ -	$ 560,304	$ 409,612

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Monarch Casino & Resort, Inc. ("Monarch"), a Nevada corporation, was incorporated in 1993. Monarch's wholly-owned subsidiary, Golden Road Motor Inn, Inc. ("Golden Road"), operates the Atlantis Casino Resort (the "Atlantis"), a hotel/casino facility in Reno, Nevada. Unless stated otherwise, the "Company" refers collectively to Monarch and its Golden Road subsidiary.

The consolidated financial statements include the accounts of Monarch and Golden Road. Intercompany balances and transactions are eliminated.

On March 16, 2005, the Company declared a 2 for 1 stock split effective March 31, 2005. As a result of the split, 9,536,275 additional shares were issued. Stockholders' equity has been restated to give retroactive recognition to the stock split for all periods presented by reclassifying the par value of the additional shares arising from the split from additional paid-in capital to common stock. All references in the financial statements and notes thereto to the number of shares and per share amounts reflect the stock split.

Use of Estimates

In preparing these financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the year. Actual results could differ from those estimates.

Self-insurance Reserves

The Company reviews self-insurance reserves at least quarterly. The amount of reserve is determined by reviewing the actual expenditures for the previous twelve-month period and reviewing reports prepared by the third party plan administrator for any significant unpaid claims. The reserve is accrued at an amount that approximates amounts needed to pay both reported and unreported claims as of the balance sheet date, which management believes are adequate.

Capitalized Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. When no debt is specifically identified as being incurred in connection with a construction project, the Company capitalizes interest on amounts expended on the project at the Company's average cost of borrowed money. Interest capitalization is ceased when the project is substantially complete. The Company did not record capitalized interest during the years ended December 31, 2005, 2004, and 2003.

Stockholder Guarantee Fees

All of the Company's bank debt was personally guaranteed by the Company's three largest stockholders since the inception of our original loan agreement on December 29, 1997. Effective January 1, 2001, until February 20, 2004, the Company compensated the guarantors at the rate of 2% per annum of the quarterly average outstanding bank debt amount. For the years ended December 31, 2004 and 2003, the Company recorded interest expense in the amounts of approximately $136,000 and $1.0 million, respectively, for these guarantee fees. The individuals who guaranteed our Original Credit Facility were not required to do so for the New Credit Facility (as defined in Note 5. Long-Term Debt). Therefore, the Company no longer incurs such guarantee fee expenses.

Inventories

Inventories, consisting primarily of food, beverages, and retail merchandise, are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. Since inception, property and equipment have been depreciated principally on a straight line basis over the estimated service lives as follows:

Land improvements	15-40 years
Buildings	30-40 years
Building improvements	15-40 years
Furniture	5-10 years
Equipment	5-20 years

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," the Company evaluates the carrying value of its long-lived assets for impairment at least annually or whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable from related future undiscounted cash flows. Indicators which could trigger an impairment review include legal and regulatory factors, market conditions and operational performance. Any resulting impairment loss, measured as the difference between the carrying amount and the fair value of the assets, could have a material adverse impact on the Company's financial condition and results of operations.

Casino Revenues

Casino revenues represent the net win from gaming activity, which is the difference between wins and losses. Additionally, net win is reduced by a provision for anticipated payouts on slot participation fees, progressive jackpots and any pre-arranged marker discounts.

Promotional Allowances

Our frequent player program, Club Paradise, allows members, through the frequency of their play at our casino, to earn and accumulate point values which may be redeemed for a variety of goods and services at our Atlantis Casino Resort. Point values may be applied toward room stays at our hotel, food and beverage consumption at any of our food outlets, gift shop items as well as goods and services at our spa and beauty salon. Point values earned may also be applied toward off-property events such as concerts, shows and sporting events. Point values may not be redeemed for cash.

Awards under our frequent player program are recognized as promotional expenses at the time of redemption.

The retail value of hotel, food and beverage services provided to customers without charge is included in gross revenue and deducted as promotional allowances. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses as follows:

	Years ended December 31,		
	2005	2004	2003
Food & beverage	$11,363,365	$10,393,036	$ 9,744,346
Hotel	1,820,435	1,692,539	1,766,016
Other	436,430	402,496	269,246
	$13,620,230	$12,488,071	$11,779,608

Advertising Costs

All advertising costs are expensed as incurred. Advertising expense, which is included in selling, general & administrative expense, was $3,321,653, $3,455,130, and $3,249,065 for 2005, 2004, and 2003, respectively.

Income Taxes

Income taxes are recorded in accordance with the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability approach for financial accounting and reporting for income taxes, the following basic principles are applied in accounting for income taxes at the date of the financial statements: (a) a current liability or asset is recognized for the estimated taxes payable or refundable on taxes for the current year; (b) a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards; (c) the measurement of current and deferred tax liabilities and assets is based on the provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated; and (d) the measurement of deferred income taxes is reduced, if necessary, by the amount of any tax benefits that, based upon available evidence, are not expected to be realized.

Allowance for Doubtful Accounts

The Company extends short-term credit to its gaming customers. Such credit is non-interest bearing and due on demand. In addition, the Company also has receivables due from hotel guests which are primarily secured with a credit card at the time a customer checks in. An allowance for doubtful accounts is set up for all Company receivables based upon the Company's historical collection and write-off experience, unless situations warrant a specific identification of a necessary reserve related to certain receivables. The Company charges off its uncollectible receivables once all efforts have been made to collect such receivables. The book value of receivables approximates fair value due to the short-term nature of the receivables.

Stock Based Compensation

The Company maintains three stock option plans, which are described more fully in Note 7. The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its plans. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. If the Company had elected to recognize compensation cost on the fair market value at the grant dates for awards under the stock option plans, consistent with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," (and as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," which the Company adopted for the fiscal year ended December 31, 2004), net income and income per share would have been changed to the pro forma amounts indicated below:

	Years ended December 31,		
	2005	2004	2003
Net income, as reported	$ 21,035,460	$ 16,526,440	$ 9,605,923
Stock based employee compensation expensed determined under the fair value based method for all awards, net of related tax effects	(1,113,398)	(45,264)	(39,923)
Pro forma net income	$ 19,922,062	$ 16,481,176	$ 9,566,000
Basic earnings per share			
As reported	$ 1.12	$ 0.88	$ 0.51
Pro forma	$ 1.06	$ 0.88	$ 0.51
Diluted earnings per share			
As reported	$ 1.10	$ 0.88	$ 0.51
Pro forma	$ 1.04	$ 0.88	$ 0.51

Earnings Per Share

The Company reports "basic" earnings per share and "diluted" earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Basic earnings per share is computed by dividing reported net earnings by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect the additional dilution for all potentially dilutive securities such as stock options.

The following is a reconciliation of the number of shares (denominator) used in the basic and diluted earnings per share computations (shares in thousands):

	Years ended December 31,					
	2005		2004		2003	
	Shares	Per share amount	Shares	Per share amount	Shares	Per share amount
Net income						
Basic	18,849	$ 1.12	18,756	$ 0.88	18,759	$ 0.51
Effect of dilutive stock options	245	(0.02)	59	-	66	-
Diluted	19,094	$ 1.10	18,815	$ 0.88	18,825	$ 0.51

The following options were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and their inclusion would be antidilutive:

	2005	2004	2003
Options to purchase shares of common stock (in thousands)	35	812	38
Exercise prices	$19.98 - $21.46	$11.69- $17.20	$5.45- $7.19
Expiration dates (mo./yr.)	04/15 – 11/15	10/14 – 11/14	06/07 – 11/13

Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107 "Disclosures About Fair Value of Financial Instruments." The estimated fair value of the Company's financial instruments has been determined by the Company, using available market information and valuation methodologies. However, considerable judgment is required to develop the estimates of fair value; thus, the estimates provided herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

The carrying amounts of cash, receivables, accounts payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

The fair value of long-term debt approximates fair value based on the current borrowing rates offered to the Company for debt of the same remaining maturities.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of bank deposits and trade receivables. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company believes it is not exposed to any significant credit risk on cash and accounts receivable.

Certain Risks and Uncertainties

A significant portion of the Company's revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company's operating results. The constitutional amendment approved by California voters in 1999 allowing the expansion of Indian casinos in California has had an impact on casino revenues in Nevada in general, and many analysts have continued to predict the impact will be more significant on the Reno-Lake Tahoe market. The extent of this continued impact is difficult to predict, but we believe that the impact on us will continue to be mitigated to some extent due to the Atlantis' emphasis on Reno area residents as a significant base of its business, as well as its proximity to the Reno-Sparks Convention Center. However, if other Reno area casinos continue to suffer business losses due to increased pressure from California Indian casinos, they may intensify their marketing efforts to Reno-area residents as well. However, we believe our numerous amenities such as a wide array of restaurants, a video arcade, banquet facilities and surface parking are a key factor in our ability to attract Locals which competitor facilities will not easily be able to match without major capital expenditures.

Certain experienced Nevada gaming operators have agreements to build and manage Indian casino facilities near San Francisco, one of Reno's key feeder markets. One major facility near Sacramento has been operating since June 2003 and has been very successful, adversely impacting many hotel casinos in Reno. Once these facilities receive all the required permits and are built, they could provide an alternative to Reno area casinos, especially during certain winter periods when auto travel through the Sierra Nevada mountains is hampered.

We also believe that the legalization of unlimited land-based casino gaming in or near any major metropolitan area in the Atlantis' key non-Reno marketing areas, such as San Francisco or Sacramento, could have a material adverse impact on our business.

In June 2004, five California Indian tribes signed compacts with the state that allows the tribes to increase the number of slot machines beyond the previous 2,000-per-tribe limit in exchange for higher fees from each of the five tribes. The State of California hopes to sign similar compacts with more Indian tribes.

In addition, the Company relies on non-conventioneer visitors partially comprised of individuals flying into the Reno area. The "War on Terrorism," combined with the ongoing situation in Iraq and the threat of further terrorist attacks could have an adverse effect on the Company's revenues from this segment. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that created economic and business uncertainties, especially for the travel and tourism industry. The potential for future terrorist attacks, the national and international responses, and other acts of war or hostility including the ongoing situation in Iraq, have created economic and political uncertainties that could materially adversely affect our business, results of operations, and financial condition in ways we cannot predict.

A change in regulations on land use requirements with regard to development of new hotel casinos in the proximity of the Atlantis could have an adverse impact on our business, results of operations, and financial condition.

Impact of Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 123R (Revised 2004), "Share-Based Payment, which requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on alternative fair value models. The share-based compensation cost will be measured based on fair value models of the equity or liability instruments issued. We currently disclose pro forma compensation expense quarterly and annually by calculating the stock option grants' fair value using the Black-Scholes model and disclosing the impact on net income and net income per share in a Note to the Consolidated Financial Statements. Upon adoption, pro forma disclosure will no longer be an alternative. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company will begin to apply SFAS No.123R using an appropriate fair value model as of the interim reporting period beginning January 1, 2006. We are currently evaluating the provisions of SFAS No. 123R to determine its impact on our future financial statements.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." The statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 151 to determine its impact on our future financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement is based on the principle that exchanges of nonmonetary assets should be measured based on fair value of the assets exchanged. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We are currently evaluating the provisions of SFAS No. 153 to determine its impact on our future financial statements.

NOTE 2. ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	December 31,	
	2005	2004
Casino	$3,390,539	$2,692,183
Hotel	749,578	690,278
Other	501,232	378,116
	4,641,349	3,760,577
Less allowance for doubtful accounts	(1,081,747)	(800,683)
	$3,559,602	$2,959,894

The Company recorded bad debt expense of $550,512, $394,065 and $742,407 in 2005, 2004, and 2003, respectively.

NOTE 3. ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31,	
	2005	2004
Accrued salaries, wages and related benefits	$4,365,618	$4,301,646
Progressive slot machine and other gaming accruals	2,286,389	1,622,669
Accrued gaming taxes	527,996	431,920
Accrued interest	32,749	129,782
Other accrued liabilities	1,509,469	1,432,282
	$8,722,221	$7,918,299

NOTE 4. LEASE COMMITMENTS

The Company leases certain furniture and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance, and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.

In 2004, a driveway was constructed that is being shared between the Atlantis and the adjacent Sierra Marketplace Shopping Center that is owned and controlled by affiliates of the Company's controlling stockholders (the "Shopping Center"). A new traffic signal was erected at mid-block on South Virginia Street, serving the new driveway. As part of this project, the Company is leasing a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. The Company is also using part of the common area of the Shopping Center and pays its proportional share of the common area expense of the Shopping Center. The Company has the option to renew the lease for 3 five-year terms, and at the end of the extension period, the Company has the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. The Company uses the leased space for pedestrian and vehicle access to the Atlantis, and the Company has use of a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. The project was completed, the driveway was put into use and we began paying rent on September 30, 2004. The cost of the new driveway is being depreciated over the initial 15-year lease term; some components of the new driveway are being depreciated over a shorter period of time.

The Company accounts for its rental expense using the straight- line method over the original lease term. Rental increases based on the change in the CPI are contingent and accounted for prospectively.

Following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2005:

	Operating Leases
Year ending December 31,	
2006	$ 370,000
2007	370,000
2008	370,000
2009	370,000
2010	370,000
Thereafter	3,238,000
Total minimum lease payments	$5,088,000

Rental expense for operating leases amounted to $79,383, $175,596, and $185,304, in 2005, 2004, and 2003, respectively, as reported in selling, general and administrative expenses in the statements of income.

NOTE 5. LONG-TERM DEBT

Long-term debt consists of the following:

	December 31, 2005	December 31, 2004
Amounts outstanding under bank reducing revolving credit facility (the "New Credit Facility"), collateralized by substantially all property and equipment of Golden Road and guaranteed by Monarch, with floating interest rates tied to a base rate approximately equal to the prime rate or LIBOR (at the Company's option) plus a margin which fluctuates according to the Company's ratio of funded debt to Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). The weighted average interest rate was approximately 6.09% at December 31, 2005 (see "The Credit Facility" below)	$8,100,000	$32,400,000
	8,100,000	32,400,000
Less current maturities	-	-
	$8,100,000	$32,400,000

The Credit Facility

On February 20, 2004, the Original Credit Facility was refinanced (the "New Credit Facility") for $50 million, which includes a $46 million payoff for the unpaid balance of the Original Credit Facility. The amount of the New Credit Facility may be increased by up to $30 million on a one-time basis and if requested by the Company before the second anniversary of the closing date, as defined. We did not make this request, and, therefore, the $30 million increase is currently not available to us. At the Company's option, borrowings under the New Credit Facility will accrue interest at a rate designated by the agent bank at its base rate (the "Base Rate") or at the London Interbank Offered Rate ("LIBOR") for one, two, three or six month periods. The rate of interest paid by the Company will include a margin added to either the Base Rate or to LIBOR that is tied to the Company's ratio of funded debt to EBITDA (the "Leverage Ratio"). Depending on the Company's Leverage Ratio, this margin can vary between 0.25 percent and 1.25 percent above the Base Rate, and between 1.50 percent and 2.50 percent above LIBOR (under the Original Credit Facility, this margin varied between 0.00 percent and 2.00 percent above the Base Rate, and between 1.50 percent and 3.50 percent above LIBOR). At December 31, 2005, the applicable margin was the Base Rate plus 0.25%, and the applicable LIBOR margin was LIBOR plus 1.50%. At December 31, 2005, the Base Rate was 7.25% and the LIBOR rate was 4.39%. At December 31, 2005, the Company had $1.0 million in Base Rate loans outstanding and had two LIBOR loans outstanding totaling $7.1 million, for a total obligation of $8.1 million.

The Company may utilize proceeds from the New Credit Facility for working capital needs and general corporate purposes relating to the Atlantis and for ongoing capital expenditure requirements at the Atlantis.

The New Credit Facility is secured by liens on substantially all of the real and personal property of the Atlantis, and is guaranteed by Monarch.

The New Credit Facility contains covenants customary and typical for a facility of this nature, including, but not limited to, covenants requiring the preservation and maintenance of the Company's assets and covenants restricting the Company's ability to merge, transfer ownership of Monarch, incur additional indebtedness, encumber assets, and make certain investments. The New Credit Facility also contains covenants requiring the Company to maintain certain financial ratios, and provisions restricting transfers between Monarch and its constituents. The New Credit Facility also contains provisions requiring the achievement of certain financial ratios before the Company can repurchase its common stock. Management does not consider the covenants to restrict the Company's operations.

The maturity date of the New Credit Facility is February 23, 2009. Beginning June 30, 2004, the maximum principal available under the Credit Facility is reduced by an aggregate of $30.875 million in equal increments of $1.625 million per quarter with the remaining balance due at the maturity date. The Company may prepay borrowings under the New Credit Facility without penalty (subject to certain charges applicable to the prepayment of LIBOR borrowings prior to the end of the applicable interest period). Amounts prepaid under the New Credit Facility may be reborrowed so long as the total borrowings outstanding do not exceed the maximum principal available. The Company may also permanently reduce the maximum principal available under the New Credit Facility at any time so long as the amount of such reduction is at least $500,000 and a multiple of $50,000.

As of December 31, 2005, our Leverage Ratio had been equal to or less than one-to-one for the second consecutive quarter. Per the New Credit Facility, if we achieve a Leverage Ratio equal to or less than one-to-one for two consecutive quarters, our scheduled reduction of the next consecutive fiscal quarter is waived.

The Company paid various fees and other loan costs upon the closing of the refinancing of the New Credit Facility that will be amortized over the term of the New Credit Facility using the straight-line method.

Annual maturities of long-term debt, after giving effect to management's assumptions regarding our Leverage Ratio going forward, as of December 31, 2005, are as follows:

Year ending December 31,	
2006	$ -
2007	-
2008	-
2009	8,100,000
	$8,100,000

NOTE 6. INCOME TAXES

Income tax provision from continuing operations consists of the following:

	Years ended December 31,		
	2005	2004	2003
Current provision	$11,834,750	$7,081,256	$4,687,667
Deferred provision	(814,198)	1,081,656	277,913
	$11,020,552	$8,162,912	$4,965,580

The difference between the Company's provision for federal income taxes as presented in the accompanying Consolidated Statements of Income, and the provision for income taxes computed at the statutory rate is comprised of the items shown in the following table as a percentage of pre-tax earnings.

	Years ended December 31,		
	2005	2004	2003
Income tax at the statutory rate	35.0%	35.0%	35.0%
Non-deductible expenses and other	-	(1.1)%	0.2%
Tax credits	(0.6)%	(0.8)%	(1.1)%
	34.4%	33.1%	34.1%

The components of the deferred income tax assets and liabilities at December 31, 2005 and 2004, as presented in the Consolidated Balance Sheets, are as follows:

	2005	2004
DEFERRED TAX ASSETS		
Compensation and benefits	$ 412,354	$ 432,757
Bad debt reserves	378,611	280,239
Accrued gaming liabilities	341,435	227,058
Accrued interest	11,462	-
Accrued other	182,362	175,665
Deferred income tax asset	$ 1,326,224	$ 1,115,719
DEFERRED TAX LIABILITIES		
Impairment of assets	$ (72,260)	$ (72,260)
Depreciation	(5,390,693)	(5,924,465)
Land basis	(285,706)	(285,706)
Other	(204,534)	(227,074)
Deferred income tax liability	$(5,953,193)	$(6,509,505)
NET DEFERRED INCOME TAX LIABILITY	$(4,626,969)	$(5,393,786)

NOTE 7. BENEFIT PLANS

Savings Plan - Effective November 1, 1995, the Company adopted a savings plan, which qualifies under Section 401(k) of the Internal Revenue Code. Under the plan, participating employees may defer up to 15% of their pre-tax compensation, but not more than statutory limits. The Company contributes twenty five cents for each dollar contributed by a participant, with a maximum contribution of 4% of a participant's compensation. The Company's matching contributions were approximately $46,504, $44,947, and $45,370 in 2005, 2004, and 2003, respectively.

Stock Option Plans - The Company maintains three stock option plans, consisting of the Directors' Stock Option Plan, the Executive Long-term Incentive Plan, and the Employee Stock Option Plan (the "Plans"), which collectively provide for the granting of options to purchase up to 2,250,000 common shares. The exercise price of stock options granted under the plans is established by the respective plan committees, but the exercise price may not be less than the market price of the Company's common stock on the date the option is granted. Options expire ten years from the grant date. The Plans were amended by majority stockholder approval at the Company's 2003 Annual Meeting of Stockholders on June 12, 2003. The amendment per majority approval extended the terms of the existing stock compensation plans, increased the amount of option shares authorized for issue under the existing stock compensation plans, extended the life of stock options granted under the existing Directors' Stock Option Plan and permitted the Directors' Plan Committee to extend the term of any existing option grants under the Directors' Stock Option Plan, and revised the description of employees eligible to receive options and the conditions that determine the purchase price of stock options under the existing Executive Long-Term Incentive Stock Option Plan. By their amended terms, the Plans will expire in June, 2013. The Executive Long-term Incentive Plan and the Employee Stock Option Plan were again amended by majority stockholder approval at the Company's 2005 Annual Meeting of Stockholders on May 26, 2005. The amendment per majority approval increased the amount of option shares authorized for issue under the Executive Long-term Incentive Plan and the Employee Stock Option Plan.

The Company has adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, but applies APB No. 25 and related interpretations in accounting for its plans. No stock-based compensation costs are reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

The fair value of the Company's stock options, as presented in Note 1, was estimated as of the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for 2005, 2004, and 2003: dividend yield of 0.0% for all periods; expected volatility of 46.7%, 45.5%, and 41.9%, respectively; a weighted average risk free interest rate of 3.95%, 3.82%, and 2.80%, respectively; and expected holding periods ranging from five to nine years.

Presented below is a summary of the status of the Company's stock options and the related transactions.

	Shares	Weighted average exercise price
Outstanding at December 31, 2002	287,658	$2.50
Granted	48,300	4.26
Exercised	(90,996)	(1.35)
Forfeited / expired	(20,000)	(5.97)
Outstanding at December 31, 2003	224,962	3.04
Granted	840,300	11.59
Exercised	(131,792)	(2.33)
Forfeited / expired	(26,670)	(4.18)
Outstanding at December 31, 2004	906,800	11.08
Granted	297,620	18.23
Exercised	(66,862)	(6.43)
Forfeited / expired	(20,000)	(11.69)
Outstanding at December 31, 2005	1,117,558	$13.25

Weighted average fair value of options granted during	2005	$ 9.53
	2004	$ 11.92
	2003	$ 3.62

		Stock Options Outstanding		Stock Options Exercisable	
Range of Exercise Prices	Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 1.44 to $ 6.90	39,102	6.9	$ 5.14	12,432	$ 4.38
$11.69 to $19.98	1,053,456	9.0	$ 13.35	221,124	$ 12.33
$21.45 to $21.46	25,000	9.8	$ 21.45	-	N.A.
Total	1,117,558			233,556	

NOTE 8. COMMITMENTS AND CONTINGENCIES

Self Insurance - The Company is self-insured for health care claims for eligible active employees. Benefit plan administrators assist the Company in determining its liability for self-insured claims, and such claims are not discounted. The Company is also self-insured for workers' compensation. Both plans limit the Company's maximum liability under stop-loss agreements with insurance companies. The maximum liability for health care claims under the stop-loss agreement is $85,000 per claim. The maximum liability for workers' compensation under the stop-loss agreement is $500,000 per claim.

On March 10, 2003, we announced a plan to repurchase up to 500,000 shares (adjusted for the 2 for 1 stock split effective March 31, 2005), or 2.6%, of our common stock in open market transactions. The repurchases may be made from time to time depending on market conditions and availability of funds. The repurchases are to be made with our cash. We did not purchase any shares of our common stock pursuant to this stock repurchase program during 2005 or 2004. During 2003, we purchased 360,000 shares (adjusted for the 2 for 1 stock split mentioned above) of our common stock pursuant to this stock repurchase program.

The Company is a defendant in various pending legal proceedings. In the opinion of management, all pending claims in such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position, cash flows or results of operations.

NOTE 9. RELATED PARTY TRANSACTIONS

The three principal stockholders of the Company, through their affiliates, control the ownership and management of a shopping center directly adjacent to the Atlantis (the "Shopping Center"). The Shopping Center occupies 18.7 acres and consists of approximately 213,000 square feet of retail space. The Company currently rents various spaces totaling approximately 13,000 square feet in the Shopping Center which it uses as office and storage space and paid rent of approximately $85,730 plus common area expenses in 2005. The Company paid rent of approximately $67,200 and $56,000 plus common area expenses in 2004 and 2003, respectively.

In addition, a driveway that is being shared between the Atlantis and the Shopping Center was completed on September 30, 2004. As part of this project, in January 2004, the Company leased a 37,368 square-foot corner section of the Shopping Center for a minimum lease term of 15 years at an annual rent of $300,000, subject to increase every 60 months based on the Consumer Price Index. The Company began paying rent to the Shopping Center on September 30, 2004. The Company also uses part of the common area of the Shopping Center and pays its proportional share of the common area expense of the Shopping Center. The Company has the option to renew the lease for 3 five-year terms, and at the end of the extension periods, the Company has the option to purchase the leased section of the Shopping Center at a price to be determined based on an MAI Appraisal. The leased space is being used by the Company for pedestrian and vehicle access to the Atlantis, and the Company may use a portion of the parking spaces at the Shopping Center. The total cost of the project was $2.0 million; we were responsible for two thirds of the total cost, or $1.35 million. The Company paid approximately $300,000 plus common area charges in 2005 and $75,800 plus common area charges in 2004 for its leased driveway space at the Shopping Center.

The Company is currently leasing sign space from the Shopping Center. The lease took effect in March 2005 for a monthly cost of $1. The lease is currently being renewed for another year with a proposed monthly lease of $1,000 to be effective January 1, 2006. The Company's Board of Directors must approve the proposed lease renewal.

On September 23, 2003, the Company entered into an option agreement with an affiliate of its controlling stockholders to purchase property in South Reno for development of a new hotel casino. Through the current property owner, the Company filed an application with the City of Reno for both master plan and zoning changes for 13 acres of the property. On January 20, 2005, the City of Reno Planning Commission approved the application for zoning change on the property; the Reno City Council would next have to approve the application. On April 13, 2005, the Reno City Council rejected the application for master plan and zoning change. As a result of the City Council's decision, the Company expensed in 2005 a charge of approximately $289,000 in gaming development costs related to the potential new hotel casino. The option agreement was set to expire on September 15, 2005, and the Company's Board of Directors voted to let the agreement expire on such date without exercising our option to purchase.

The Company is currently leasing billboard advertising space from affiliates of its controlling stockholders for a total annual cost $31,500 in 2005, $53,000 in 2004 and $54,000 in 2003.

The Company is currently renting office and storage space from a company affiliated with Monarch's controlling stockholders and pays annual rent of approximately $28,000 in 2005 and $27,900 for these spaces for each of the years 2004 and 2003.

NOTE 10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2005				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$31,562,702	$34,982,387	$38,347,892	$34,891,896	$139,784,877
Operating expenses	25,373,622	26,746,318	27,197,049	27,398,499	106,715,488
Income from operations	6,189,080	8,236,069	11,150,843	7,493,397	33,069,389
Net income	3,853,706	5,194,106	7,087,214	4,900,434	21,035,460
Income per share of common stock					
Basic	$ 0.20	$ 0.28	$ 0.38	$ 0.26	$ 1.12
Diluted	$ 0.20	$ 0.27	$ 0.37	$ 0.26	$ 1.10

	2004				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net revenues	$30,485,978	$32,714,001	$35,060,753	$31,196,158	$129,456,890
Operating expenses	25,741,608	25,821,311	26,250,312	25,370,018	103,183,249
Income from operations	4,744,370	6,892,690	8,810,441	5,826,140	26,273,641
Net income	2,758,245	4,352,013	5,552,438	3,863,744	16,526,440
Income per share of common stock					
Basic	$ 0.15	$ 0.23	$ 0.30	$ 0.21	$ 0.88
Diluted*	$ 0.15	$ 0.23	$ 0.30	$ 0.20	$ 0.88

*Difference due to rounding.

Controls and Procedures

As of the end of the period covered by this Annual Report, (the "Evaluation Date"), an evaluation was carried out by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined by Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. No changes were made to our internal control over financial reporting (as defined by Rule 13a-15(e) under the Securities Exchange Act of 1934) during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment we believe that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent registered public accounting firm has issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 27.

MONARCH CASINO & RESORT, INC.

1175 West Moana Lane, Suite 200 • Reno, NV 89509 • (775) 825-3355 • Fax (775) 825-7705

DIRECTORS AND OFFICERS

Board of Directors

John Farahi
Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer,
Monarch Casino & Resort, Inc.

Bob Farahi
Co-Chairman of the Board and
President, Monarch Casino & Resort, Inc.

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer,
Monarch Casino & Resort, Inc.

Craig F. Sullivan
President, Sullivan & Associates
Las Vegas, Nevada

Ronald R. Zideck
Retired Managing Partner, Grant Thornton LLP
Reno, Nevada

Charles W. Scharer
Retired President & CEO, Harveys Casino Resorts
Stateline, Nevada

Executive Officers

John Farahi
Co-Chairman of the Board, Chief Executive Officer and Chief Operating Officer

Bob Farahi
Co-Chairman of the Board and President

Ben Farahi
Co-Chairman of the Board, Chief Financial Officer,
Secretary and Treasurer

STOCKHOLDER/CORPORATE INFORMATION

Monarch Casino & Resort, Inc. common stock is traded on the Nasdaq Stock Market[SM] under the symbol MCRI.

The Annual Meeting of Stockholders of Monarch Casino & Resort, Inc. will be held Tuesday, May 23, 2006, at 10:00 a.m. local time at the Atlantis Casino Resort, 3800 South Virginia Street, Reno, Nevada 89502.

Transfer Agent

American Stock Transfer and Trust Company
40 Wall Street, New York, New York 10005

Stockholder address changes and inquiries regarding stock certificates should be directed to:
American Stock Transfer & Trust Company,
40 Wall Street, New York, New York 10005

Corporate Counsel

Kummer Kaempfer Bonner & Renshaw
Reno & Las Vegas, Nevada

Subsidiary

Golden Road Motor Inn, Inc.

Investor Relations

Karl Brokmann
1175 West Moana Lane, Suite 200
Reno, Nevada 89509
(775) 825-3355

Websites

www.monarchcasino.com
www.atlantiscasino.com

Atlantis Casino Resort Spa • Reno



Northern Nevada's finest. Located across the street from the Reno/Sparks Convention Center



975 Rooms & Suites



Seven Restaurants



World-Class Gaming



Indoor & Outdoor Pools & Jacuzzis®



European Style Spa & Salon



Meeting & Convention Space